SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

First Half _ 2006
Earnings Release

Portugal Telecom

Table of Contents

01	Financial highlights	5

02	Operating highlights	7

03	Consolidated income statement	10

04	Capex	17

05	Cash flow	18

06	Consolidated balance sheet	19

07	Employees	25

08	Wireline	26

09	Domestic mobile	30

10	Brazilian mobile	33

11	Multimedia	35

Portugal Telecom | First Half _ 2006	2 / 45

12	Other international investments	38

13	Second quarter key events and recent developments	40

14	Major holdings	43

15	Basis of presentation	44

Portugal Telecom | First Half _ 2006	3 / 45

First Half _ 2006
Earnings Release

Lisbon, Portugal, 14 September 2006

Portugal Telecom announced today its results for the first half ended 30 June 2006.

In the first half of 2006, consolidated operating revenues amounted to Euro 3,089 million. EBITDA reached Euro 1,090 million, equivalent to a margin of 35.3% . EBITDA minus Capex reached Euro 734 million. Net income for the period amounted to Euro 402 million, equivalent to an increase of 41.6% over the same period of last year. Net debt reached Euro 4,380 million at the end of June 2006, while the unfunded post retirement benefit obligations decreased to Euro 1,990 million at the end of June 2006.

PT’s financial results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Table 1 _ Consolidated Financial Highlights					Euro million
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y

Operating revenues	1,523.0	1,576.6	(3.4%)	3,088.6	3,028.7	2.0%
Operating costs, excluding D&A	1,020.2	1,018.1	0.2%	1,998.4	1,851.2	8.0%
EBITDA (1)	502.9	558.4	(10.0%)	1,090.2	1,177.5	(7.4%)
Income from operations (2)	203.3	282.4	(28.0%)	493.1	654.2	(24.6%)
Net income	190.7	101.1	88.7%	401.5	283.5	41.6%
Capex	193.8	201.5	(3.8%)	356.3	368.3	(3.3%)
Capex as % of revenues (%)	12.7	12.8	(0.1pp)	11.5	12.2	(0.6pp)
EBITDA minus Capex	309.1	357.0	(13.4%)	734.0	809.2	(9.3%)
Net debt	4,380.5	4,295.6	2.0%	4,380.5	4,295.6	2.0%

EBITDA margin (3) (%)	33.0	35.4	(2.4pp)	35.3	38.9	(3.6pp)
Net debt / EBITDA (x)	2.2	1.9	0.3x	2.0	1.8	0.2x
EBITDA / net interest (x)	7.9	8.9	(0.9x)	9.6	10.1	(0.5x)

(1) EBITDA = income from operations + depreciation and amortisation. (2) Income from operations = income before financials and taxes + goodwill impairment + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs. (3) EBITDA margin = EBITDA / operating revenues.

Portugal Telecom | First Half _ 2006	4 / 45

01
Financial Highlights

Operating revenues increased by 2.0% y.o.y in the first half of 2006 to Euro 3,089 million, underpinned by Vivo, due to the appreciation of the Real during the period, and PTM’s contribution to consolidated operating revenues. Wireline and TMN’s operating revenues were negatively impacted by the reduction of interconnection rates in the amount of Euro 17 million and Euro 30 million respectively. Excluding this impact, wireline operating revenues would have decreased by 4.1% y.o.y, while TMN operating revenues would have remain flat.

EBITDA reached Euro 1,090 million in the first half of 2006, a decrease of 7.4% y.o.y, equivalent to an EBITDA margin of 35.3% . The Euro 87 million reduction in EBITDA resulted primarily from the negative impact of lower interconnection rates (Euro 18 million) in wireline and TMN, the one-off reversal of a provision relating to a receivable from Angola Telecom (Euro 23 million) booked last year, and the recognition in June 2006 of a provision in Vivo related to billing problems in connection with the systems migration to a unified platform (Euro 30 million).

Income from operations decreased by 24.6% y.o.y in the first half of 2006 to Euro 493 million, impacted by the reduction in EBITDA and the increase in depreciation and amortisation mainly as a result of higher capex in 2005 and the appreciation of the Real against the Euro.

Net income increased by 41.6% y.o.y in the first half of 2006 to Euro 402 million, primarily as a result of the reduction in deferred tax liabilities resulting from the adoption of the voluntary taxation regime on certain capital gains, as part of the ongoing internal corporate restructuring.

Capex decreased by 3.3% y.o.y in the first half of 2006 to Euro 356 million, equivalent to 11.5% of operating revenues, primarily as a result of the reduction in Vivo’s contribution on a constant currency basis (Euro 50 million), which was partially offset by the impact of the appreciation of the Real against the Euro (Euro 22 million) and the growth in capex of PTM.

EBITDA minus Capex decreased by 9.3% y.o.y to Euro 734 million in the first half of 2006, equivalent to 23.8% of operating revenues. Approximately 93% of PT’s EBITDA minus Capex was generated by its domestic businesses (wireline, TMN and PTM).

Free cash flow decreased from Euro 263 million in the first half of 2005 to Euro 170 million in the first half of 2006, primarily due to the increase in interest paid, namely: (1) at Portugal Telecom, which in the first half of 2006 included both the interest paid on the Eurobonds issued in 2005 and the interest on the Eurobond repaid in February 2006, and (2) at Vivo, in connection with the debt restructuring undertaken in the first half of 2006. This effect was partially offset by the growth in operating cash flow and the reduction in payments related to post retirement benefits, in connection with the higher level of curtailments in the first half of 2005.

Net debt as at 30 June 2006 increased to Euro 4,380 million from Euro 3,672 million as at 31 December 2005. The free cash flow of Euro 170 million generated in the period was more than offset by: (1) the dividends paid in the first half of 2006 by PT and PTM amounting to Euro 553 million; (2) the extraordinary contribution of Euro 300 million to fund post retirement health care obligations, which reduced the unfunded post retirement liabilities by the same amount, and (3) the equity swaps contracted over 7.4 million PT shares in the first half of 2006, with a notional value of Euro 62 million.

Net exposure to Brazil amounted to R$ 7,517 million, or Euro 2,701 million at the Euro/Real exchange rate prevailing at the end of the first half of 2006. As at 30 June 2006, assets denominated in Reais in PT’s consolidated balance sheet represented approximately 37% of total assets and PT’s share of Vivo’s net debt amounted to Euro 641 million.

As at 14 September 2006, PT had entered into equity swap contracts to acquire PT shares, equivalent to 1.83% of its share capital. PT had entered into these equity swaps as part of the share buyback programme approved in April 2005, which was suspended as a

Portugal Telecom | First Half _ 2006	5 / 45

result of the tender offer launched by Sonaecom on 6 February 2006.

PT completed its share capital restructuring on 11 September 2006, as approved by shareholder at the AGM held on 21 April 2006, by reducing the share capital to Euro 395,099,775 through the decrease in the par value of PT shares to Euro 0.35. As a result, adjusted distributable reserves as at 30 June 2006 amounted to Euro 1,425 million, adjusted for the Euro 164 million impact of the share buyback already executed up to 6 February 2006.

On 3 August 2006, PT’s Board of Directors announced its intention to increase the shareholder remuneration package announced on 6 March 2006 for the 2006-2008 period from Euro 3.0 billion to Euro 3.5 billion (including the dividend already paid in May 2006 of Euro 536 million). The shareholder remuneration package should consist of an extraordinary cash return of Euro 1.9 billion, or Euro 1.75 per share, within the next 12 months, and a commitment to continue to implement a progressive dividend policy, in addition to the distribution of PTM shares (see PT Multimedia spin-off below). The implementation of this proposal is subject to shareholder approval at an Extraordinary General Meeting to be called for that purpose and will be executed only if the Sonaecom tender offer lapses or ceases.

Portugal Telecom | First Half _ 2006	6 / 45

02
Operating Highlights

Table 2 _ Key Performance Indicators

	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y

Customer base ('000)
Wireline	4,433	4,445	(0.3%)	4,433	4,445	(0.3%)
Mobile	33,887	33,554	1.0%	33,887	33,554	1.0%
Pay-TV	1,444	1,465	(1.5%)	1,444	1,465	(1.5%)
Broadband (ADSL retail + cable)	980	833	17.6%	980	833	17.6%

Wireline
Main accesses ('000)	4,433	4,445	(0.3%)	4,433	4,445	(0.3%)
Retail accesses	4,209	4,371	(3.7%)	4,209	4,371	(3.7%)
PSTN/ISDN	3,573	3,871	(7.7%)	3,573	3,871	(7.7%)
Carrier pre-selection	581	540	7.6%	581	540	7.6%
ADSL retail	636	500	27.1%	636	500	27.1%
Wholesale accesses	224	73	205.0%	224	73	205.0%
Unbundled local loops	146	28	n.m.	146	28	n.m.
Wholesale line rental	20	0	n.m.	20	0	n.m.
ADSL wholesale	59	46	28.9%	59	46	28.9%
Net additions ('000)	(14)	18	n.m.	(45)	68	n.m.
Retail accesses	(74)	6	n.m.	(146)	41	n.m.
PSTN/ISDN	(97)	(43)	124.9%	(196)	(77)	154.5%
Carrier pre-selection	(16)	32	n.m.	6	55	(89.4%)
ADSL retail	23	49	(53.9%)	51	119	(57.4%)
Wholesale accesses	60	12	n.m.	101	26	285.6%
Unbundled local loops	37	12	209.4%	74	19	286.6%
Wholesale line rental	20	0	n.m.	20	0	n.m.
ADSL wholesale	4	0	n.m.	7	7	4.4%
Pricing plans ('000)	2,283	1,330	71.6%	2,283	1,330	71.6%
Total traffic (million of minutes)	3,393	3,778	(10.2%)	6,884	7,587	(9.3%)
ARPU (Euro)	29.9	30.6	(2.4%)	30.0	30.6	(2.0%)

Domestic mobile • TMN
Customers ('000)	5,362	5,108	5.0%	5,362	5,108	5.0%
Net additions ('000)	44	21	108.1%	50	54	(8.3%)
MOU (minutes)	120	122	(1.4%)	119	119	(0.7%)
ARPU (Euro)	20.9	22.7	(7.8%)	20.7	22.7	(8.8%)
Data as % of service revenues (%)	12.3	10.8	1.5pp	12.6	11.0	1.6pp
CCPU (1) (Euro)	11.0	11.3	(3.1%)	10.8	11.3	(4.9%)
ARPU minus CCPU (Euro)	10.0	11.4	(12.5%)	9.9	11.4	(12.6%)

Brazilian mobile • Vivo
Customers ('000)	28,525	28,446	0.3%	28,525	28,446	0.3%
Net additions ('000)	(1,613)	1,487	n.m.	(1,280)	1,903	n.m.
MOU (minutes)	66	79	(16.4%)	67	80	(16.2%)
ARPU (R$)	24.1	28.6	(15.8%)	24.7	28.7	(13.8%)
Data as % of service revenues (%)	7.7	6.1	1.6pp	7.4	5.8	1.6pp
CCPU (1) (R$)	16.3	19.6	(17.1%)	15.5	17.3	(10.5%)
ARPU minus CCPU (R$)	7.8	9.0	(13.0%)	9.3	11.4	(18.9%)

Multimedia • PT Multimedia
Homes passed ('000)	2,782	2,606	6.7%	2,782	2,606	6.7%
Pay-TV customers ('000)	1,444	1,465	(1.5%)	1,444	1,465	(1.5%)
Pay-TV net additions ('000)	(28)	9	n.m.	(35)	16	n.m.
Cable broadband accesses ('000)	344	333	3.4%	344	333	3.4%
Cable broadband net additions ('000)	(8)	13	n.m.	(4)	27	n.m.
Pay-TV blended ARPU (Euro)	29.2	28.1	4.1%	28.9	27.6	4.6%

(1) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation and sales of equipment per user.

Portugal Telecom | First Half _ 2006	7 / 45

Customers

  Wireline main lines decreased by 0.3% y.o.y in the second quarter of 2006 to 4,433 thousand, as a result of continued traditional line loss.

  Mobile customers increased by 1.0% y.o.y in the second quarter of 2006 to 33,887 thousand. Excluding the database adjustment undertaken by Vivo, mobile customers would have grown by 6.4% y.o.y.

  Pay-TV customers totalled 1,444 thousand in the second quarter of 2006, equivalent to a penetration of approximately 40% of the TV households in Portugal.

  Retail broadband customers reached 980 thousand in the second quarter of 2006, equivalent to a penetration of 21.1% of retail access lines (PSTN/ISDN and cable). Retail broadband net additions were 16 thousand in the second quarter of 2006.

Wireline

  Total main lines decreased by 0.3% y.o.y in the second quarter of 2006 to 4,433 thousand, of which 3,573 thousand were PSTN/ISDN, 636 thousand were ADSL retail, 59 thousand were ADSL wholesale, 146 thousand were unbundled local loops (ULL) and 20 thousand were wholesale line rental(WLR).

  The number of pricing plans increased by 120 thousand in the second quarter of 2006 to 2,283 thousand, underpinned by the strong growth in flat rate pricing plans. Currently, over one-third of the retail customer base has a flat rate pricing plan.
  In the second quarter of 2006, total traffic fell by 10.2% y.o.y. Retail traffic fell by 14.8% y.o.y, primarily as a result of continued fixed-to-mobile substitution and intense competition, while wholesale traffic fell by 6.6% y.o.y, mainly due to the migration of dial-up narrowband Internet to broadband.

  Total ARPU decreased by 2.4% y.o.y in the second quarter of 2006 to Euro 29.9. Subscription and voice ARPU decreased by 6.9% y.o.y to Euro 24.8, as a result of declining traffic revenues, whilst data ARPU increased by 27.7% y.o.y to Euro 5.1, representing already 16.9% of total ARPU in the second quarter of 2006.

Domestic Mobile

  Net additions totalled 44 thousand in the second quarter of 2006, compared with 21 thousand in the same period of last year. The strong performance in the corporate segment, in which TMN is gaining market share, underpinned postpaid customer net additions in the second quarter of 2006, which reached 31 thousand, representing more than 70% of total net additions in the period.
  At the end of June 2006, TMN had 5,362 thousand customers, an increase of 5.0% over the same period of last year. The rollout of 3G progressed steadily, with total 3G enabled customers exceeding 500 thousand at the end of June 2006, equivalent to 10% of total customers.

  Data services accounted for 12.3% of service revenues in the second quarter of 2006, an improvement of 1.6pp over the second quarter of 2005, underpinned by the growth in non-SMS data revenues, which increased by 24.6% y.o.y and already accounted for 22.5% of total data revenues.

  Minutes of usage (MOU) decreased by 1.4% y.o.y to 120 minutes in the second quarter of 2006, primarily as a result of lower fixed-mobile traffic and aggressive SMS promotions over the past months focusing on the youth segment.

  ARPU in the second quarter of 2006 decreased by 7.8% y.o.y to Euro 20.9, primarily as a result of the reduction in interconnection ARPU of 15.5% y.o.y due to the cut in fixed-to-mobile and mobile- to-mobile interconnection rates.

Portugal Telecom | First Half _ 2006	8 / 45

Brazilian Mobile

  Net disconnections reached 1,613 thousand in the second quarter of 2006, as a result of a database adjustment of 1,823 thousand inactive customers, namely due to the systems migration to a unified platform. At the end of June 2006, Vivo had 28,525 thousand customers, an increase of 0.3% y.o.y. Vivo’s market share at the end of June 2006 was 40.6% in its areas of operation and 31.1% in the whole of Brazil.

  Data revenues represented 7.7% of total service revenues in the second quarter of 2006, with approximately 35% of data revenues already being generated by non-SMS data services.

  MOU dropped by 16.4% y.o.y in the second quarter of 2006 to 66 minutes, primarily due to the negative evolution of prepaid MOU traffic, which was impacted by the reduction in incoming traffic. Postpaid MOU remained stable in the second quarter of 2006.
  ARPU decreased by 15.8% y.o.y in the second quarter of 2006 to R$ 24.1, primarily as a result of the decrease in incoming traffic, the fixed-to- mobile to mobile-to-mobile traffic migration, as well as the traffic promotions.

Multimedia

  Pay-TV customers totalled 1,444 thousand at the end of June 2006, with net disconnections of 28 thousand in the second quarter of 2006, as a result of a challenging macroeconomic and competitive environment. At the end of June 2006, cable and DTH customers totalled 1,072 thousand and 371 thousand respectively.

  Blended ARPU in the second quarter of 2006 increased by 4.1% y.o.y to Euro 29.2, primarily reflecting the take-up of the digital package “TV Cabo Funtastic Life”, which offers 65 channels.

  Broadband cable customers reached 344 thousand at the end of June 2006, an increase of 3.4% y.o.y. Broadband penetration rate of cable customers reached 32.1%, increasing by 1.2pp y.o.y in the second quarter of 2006.

Portugal Telecom | First Half _ 2006	9 / 45

03
Consolidated Income Statement

Table 3 _ Consolidated Income Statement (1)					Euro million
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y

Operating revenues	1,523.0	1,576.6	(3.4%)	3,088.6	3,028.7	2.0%
Wireline	478.9	522.6	(8.4%)	970.4	1,035.0	(6.2%)
Domestic mobile • TMN	347.2	349.2	(0.6%)	685.1	694.7	(1.4%)
Brazilian mobile • Vivo (1)	491.2	499.2	(1.6%)	1,014.4	896.5	13.1%
Multimedia • PT Multimedia	163.7	157.2	4.2%	323.8	309.8	4.5%
Other	42.1	48.4	(13.2%)	94.9	92.6	2.4%

Operating costs, excluding D&A	1,020.2	1,018.1	0.2%	1,998.4	1,851.2	8.0%
Wages and salaries	171.1	174.2	(1.8%)	351.7	337.1	4.3%
Post retirement benefits	7.8	22.3	(65.3%)	23.9	44.7	(46.5%)
Direct costs	200.3	217.4	(7.9%)	402.5	427.8	(5.9%)
Costs of telecommunications	110.8	139.3	(20.4%)	228.8	271.8	(15.8%)
Programming costs	38.8	34.3	13.1%	75.3	68.7	9.7%
Directories	19.3	20.9	(7.4%)	38.5	41.6	(7.6%)
Other	31.3	22.9	36.5%	59.9	45.7	31.1%
Costs of products sold	155.5	187.1	(16.9%)	290.6	297.2	(2.2%)
Marketing and publicity	36.5	46.5	(21.6%)	72.8	79.3	(8.1%)
Maintenance and repairs	39.8	40.1	(0.6%)	81.4	78.1	4.2%
Supplies and external expenses	265.8	249.1	6.7%	516.1	454.6	13.5%
Provisions	89.5	33.8	164.5%	150.7	40.1	276.1%
Taxes other than income taxes	43.3	39.2	10.6%	90.9	76.4	19.0%
Other operating costs	10.6	8.4	26.3%	17.9	16.0	11.4%

EBITDA (2)	502.9	558.4	(10.0%)	1,090.2	1,177.5	(7.4%)
Depreciation and amortisation	299.6	276.0	8.5%	597.1	523.3	14.1%
Income from operations (3)	203.3	282.4	(28.0%)	493.1	654.2	(24.6%)

Other expenses (income)	32.7	81.5	(59.8%)	36.7	99.2	(63.0%)
Work force reduction programme costs	24.5	75.2	(67.4%)	25.0	90.5	(72.3%)
Losses (gains) on disposal of fixed assets	0.5	(0.2)	n.m.	(0.2)	0.4	n.m.
Net other costs	7.7	6.4	20.0%	11.9	8.2	44.3%
Income before financ. & inc. taxes	170.5	200.9	(15.1%)	456.4	555.0	(17.8%)

Financial expenses (income)	87.1	46.3	88.2%	108.9	104.9	3.9%
Net interest expenses	63.5	63.1	0.6%	113.7	116.2	(2.2%)
Net foreign currency losses (gains)	7.1	(26.3)	n.m.	(2.0)	(35.9)	(94.5%)
Net losses (gains) on financial assets	22.5	14.4	56.3%	12.8	22.0	(41.8%)
Equity in losses (earnings) of affiliates	(22.4)	(21.6)	3.5%	(45.5)	(28.5)	59.5%
Other financial expenses	16.5	16.7	(1.6%)	29.9	31.1	(3.8%)

Income before income taxes	83.4	154.6	(46.1%)	347.5	450.1	(22.8%)
Provision for income taxes	92.4	(64.4)	n.m.	50.8	(156.3)	n.m.

Income from continued operations	175.8	90.2	94.9%	398.3	293.8	35.6%
Income from discontinued operations	0.0	2.5	n.m.	0.0	1.6	n.m.
Losses (income) attributable to minority interests	14.9	8.4	77.7%	3.2	(11.8)	n.m.
Consolidated net income	190.7	101.1	88.7%	401.5	283.5	41.6%

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 2.6925 in 1H06. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations= income before financials and taxes + goodwill impairment + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

Portugal Telecom | First Half _ 2006	10 / 45

Consolidated Operating Revenues

Table 4 _ Consolidated Operating Revenues – Standalone Revenues by Segment (1)					Euro million
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y

Wireline	522.6	563.0	(7.2%)	1,053.5	1,116.1	(5.6%)
Domestic mobile • TMN	363.5	373.8	(2.8%)	719.9	748.1	(3.8%)
Brazilian mobile • Vivo (1)	491.1	499.1	(1.6%)	1,014.4	896.4	13.2%
Multimedia • PT Multimedia	164.0	157.7	4.0%	324.7	310.3	4.6%
Other and eliminations	(18.1)	(17.1)	5.7%	(23.8)	(42.2)	(43.5%)

Total operating revenues	1,523.0	1,576.6	(3.4%)	3,088.6	3,028.7	2.0%

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 2.6925 in 1H06.

Consolidated operating revenues increased by 2.0% y.o.y in the first half of 2006 to Euro 3,089 million, reflecting the higher contribution from Vivo, due to the appreciation of the Real during the period, and PTM. On a constant currency basis, consolidated operating revenues would have decreased by 4.5% y.o.y in the first half of 2006, primarily due to the lower contribution from wireline and domestic mobile revenues, which were impacted by the reduction in interconnection rates and by the reduction in Vivo’s operating revenues in local currency.

Operating revenues from the wireline business decreased by 5.6% y.o.y (Euro 63 million) to Euro 1,053 million in the first half of 2006. In the first half of 2006, the growth in revenues from ADSL and pricing plans was not sufficient to offset the decrease in access and traffic revenues, driven by continued competition from fixed and mobile operators. The negative impact of lower fixed-to-mobile interconnection rates was Euro 17 million in the first half of 2006.

TMN operating revenues decreased by 3.8% y.o.y (Euro 28 million) in the first half of 2006 to Euro 720 million, primarily as a result of lower interconnection revenues. Fixed-to-mobile and mobile-to-mobile interconnection rates registered an average annual reduction of 21.7% and 22.1% respectively in the first half of 2006, with both reaching Euro 0.12 per minute for TMN in April 2006. Interconnection rates continued to fall by Euro 0.50 cents per quarter to Euro 0.11 per minute in October 2006. The impact of lower interconnection rates on TMN’s revenues in the first half of 2006 amounted to Euro 30 million. Excluding this effect, TMN operating revenues would have remained flat in the first half of 2006.

Vivo operating revenues increased by 13.2% y.o.y in the first half of 2006 to Euro 1,014 million, underpinned by the 23.1% y.o.y appreciation of the Real against the Euro (Euro 190 million). Vivo operating revenues fell by 8.1% y.o.y in the first half of 2006, in local currency and in accordance with IFRS, due to the challenging operating environment.

PTM operating revenues increased by 4.6% y.o.y in the first half of 2006 to Euro 325 million, as a result of the increase in Pay-TV and cable Internet revenues, which rose by 5.4% in the period. This growth was driven by the improvement in ARPU, primarily underpinned by the take-up of the digital package “TV Cabo Funtastic Life”.

Portugal Telecom | First Half _ 2006	11 / 45

Table 5 _ Consolidated Operating Revenues - Contribution by Segment (1)					Euro million
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y

Wireline	478.9	522.6	(8.4%)	970.4	1,035.0	(6.2%)
Domestic mobile • TMN	347.2	349.2	(0.6%)	685.1	694.7	(1.4%)
Brazilian mobile • Vivo (1)	491.2	499.2	(1.6%)	1,014.4	896.5	13.1%
Multimedia • PT Multimedia	163.7	157.2	4.2%	323.8	309.8	4.5%
Other	42.1	48.4	(13.2%)	94.9	92.6	2.4%

Total operating revenues	1,523.0	1,576.6	(3.4%)	3,088.6	3,028.7	2.0%

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 2.6925 in 1H06.

The difference in the growth rates of the standalone revenues and the contribution to consolidated revenues of the domestic mobile business is related to the decline in fixed-to-mobile interconnection rates during the period in analysis. TMN’s standalone revenues, which fell by 3.8% y.o.y (Euro 28 million) in the first half of 2006, were negatively impacted by Euro 30 million, as a result of lower interconnection rates.

EBITDA

Table 6 _ EBITDA by Business Segment (1) (2)							Euro million
	2Q06	2Q05	y.o.y	Margin	1H06	1H05	y.o.y	Margin

Wireline	240.0	250.7	(4.3%)	45.9	486.9	521.7	(6.7%)	46.2
Domestic mobile • TMN	163.1	165.4	(1.4%)	44.9	318.8	334.2	(4.6%)	44.3
Brazilian mobile • Vivo (1)	57.9	98.8	(41.4%)	11.8	197.6	241.0	(18.0%)	19.5
Multimedia • PT Multimedia	55.9	51.3	8.9%	34.1	106.2	96.1	10.5%	32.7
Other	(14.1)	(7.8)	80.7%	n.m.	(19.3)	(15.5)	24.0%	n.m.

Total EBITDA	502.9	558.4	(10.0%)	33.0	1,090.2	1,177.5	(7.4%)	35.3
EBITDA margin (%)	33.0	35.4	(2.4pp)		35.3	38.9	(3.6pp)

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 2.6925 in 1H06. (2) EBITDA = Income from operations + depreciation and amortisation

EBITDA decreased by 7.4% y.o.y in the first half of 2006 to Euro 1,090 million, equivalent to an EBITDA margin of 35.3% . The Euro 87 million reduction in EBITDA is primarily explained by the: (1) negative impact of lower interconnection rates (Euro 18 million); (2) one-off reversal of a provision relating to a receivable from Angola Telecom (Euro 23 million) booked in the first quarter of 2005, and (3) a provision in Vivo related to billing problems in connection with the systems migration to a unified platform (Euro 30 million).

In the first half of 2006, the EBITDA of the wireline business decreased by 6.7% y.o.y to Euro 487 million. Adjusting for the one-off impact of the receivable from Angola Telecom booked in the first quarter of 2005, wireline’s EBITDA would have decreased by 2.3% y.o.y in the first half of 2006 against the same period of last year, primarily as a result of the reduction in traffic revenues and the level of line loss.

PTM’s contribution to consolidated EBITDA improved by 1.6pp y.o.y to 9.7% in the first half of 2006, underpinned by ARPU, and margin improvements in the period.

The contribution to consolidated EBITDA from the mobile businesses decreased by 1.5p. p to 47.4% in the first half of 2006, primarily as a result of the decrease in Vivo’s EBITDA. The reduction in Vivo’s EBITDA in the first half of 2006, on a constant currency basis, was driven mainly by the increase in provisions, call centre costs and outsourcing costs. In the case of TMN, excluding the negative impact of lower fixed-to-mobile rates, which amounted to Euro 16 million in the first half of 2006, EBITDA would have remained flat at Euro 335 million in the first half of 2006.

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Other EBITDA was negative Euro 19 million in the first half of 2006, as compared to negative Euro 16 million in the previous year, primarily as a result of lower management fees in: (1) Unitel, which did not book management fees in the first half of 2006 as the management contract that ended in December 2005 is currently being negotiated, and (2) Vivo, which posted a weaker operational and share price performance in the period, thus resulting in a lower management fee.

Consolidated Operating Costs

Table 7 _ Consolidated Operating Costs (1)						Euro million
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y	% Rev.

Wages and salaries	171.1	174.2	(1.8%)	351.7	337.1	4.3%	11.4
Post retirement benefits	7.8	22.3	(65.3%)	23.9	44.7	(46.5%)	0.8
Direct costs	200.3	217.4	(7.9%)	402.5	427.8	(5.9%)	13.0
Telecommunication costs	110.8	139.3	(20.4%)	228.8	271.8	(15.8%)	7.4
Programming costs	38.8	34.3	13.1%	75.3	68.7	9.7%	2.4
Directories	19.3	20.9	(7.4%)	38.5	41.6	(7.6%)	1.2
Other	31.3	22.9	36.5%	59.9	45.7	31.1%	1.9
Costs of products sold	155.5	187.1	(16.9%)	290.6	297.2	(2.2%)	9.4
Marketing and publicity	36.5	46.5	(21.6%)	72.8	79.3	(8.1%)	2.4
Supplies and external expenses	265.8	249.1	6.7%	516.1	454.6	13.5%	16.7
Provisions	89.5	33.8	164.5%	150.7	40.1	276.1%	4.9
Taxes other than income taxes	43.3	39.2	10.6%	90.9	76.4	19.0%	2.9
Other operating costs	50.5	48.5	4.1%	99.3	94.2	5.4%	3.2

Operating costs, excluding D&A	1,020.2	1,018.1	0.2%	1,998.4	1,851.2	8.0%	64.7

Depreciation and amortisation	299.6	276.0	8.5%	597.1	523.3	14.1%	19.3

Total operating costs	1,319.8	1,294.2	2.0%	2,595.5	2,374.5	9.3%	84.0

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 2.6925 in 1H06.

Consolidated operating costs amounted to Euro 2,595 million in the first half of 2006, an increase of 9.3% y.o.y, mainly as a result of the appreciation of the Real against the Euro and higher provisions. On a constant currency basis, operating costs would have increased by 0.6% y.o.y in the first half of 2006.

Wages and salaries increased by 4.3% y.o.y in the first half of 2006 to Euro 352 million and represented 11.4% of consolidated operating revenues. On a constant currency basis, wages and salaries would have decreased by 1.1% y.o.y, primarily as a result of the 4.2% y.o.y decrease in wireline. These effects were partially offset by the 19.8% y.o.y increase in wages and salaries of Mobitel (in local currency), PT’s call centre business in Brazil, due to the incorporation of 1,121 additional employees.

Post retirement benefits costs (PRBs) decreased by 46.5% y.o.y in the first half of 2006 to Euro 24 million, primarily as a result of: (1) the net effect in the interest cost of the reduction in the discount rate from 5.3% in the first half of 2005 to 4.86% in the first half of 2006 (Euro 9 million), and (2) the improvement in the expected return on assets resulting from the contributions made to the pension funds, including the Euro 300 million extraordinary contribution made in the second quarter of 2006 (15 million).

Direct costs decreased by 5.9% y.o.y to Euro 402 million in the first half of 2006. This cost item represented 13.0% of consolidated operating revenues. Telecommunications costs, which are the main component of direct costs, decreased by 15.8% to Euro 229 million in the

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first half of 2006, primarily due to lower wireline traffic volumes and lower fixed-to-mobile and mobile-to-mobile interconnection rates in Portugal. Telecommunications costs accounted for 7.4% of consolidated operating revenues. Programming costs increased by 9.7% y.o.y to Euro 75 million, primarily as a result of the launch of PTM’s digital offer in the second quarter of 2005 and the introduction of a new premium content movie channel.

Costs of products sold decreased by 2.2% y.o.y in the first half of 2006 to Euro 291 million, despite the increase related with the appreciation of the Real against the Euro (Euro 38 million). On a constant currency basis, costs of products sold decreased by 14.9% y.o.y to Euro 253 million in the first half of 2006, primarily as a result of lower commercial activity at Vivo as compared to the same period of last year.

Marketing and publicity costs decreased by 8.1% y.o.y in the first half of 2006 to Euro 73 million, primarily as a result of the reduction in TMN (Euro 5 million) and in the wireline business (Euro 3 million). These effects were partially offset by the appreciation of the Real against the Euro (Euro 7 million). On a constant currency basis, marketing and publicity costs would have decreased by 16.8% y.o.y in the period.

Supplies and external expenses increased by 13.5% y.o.y in the first half of 2006 to Euro 516 million, mainly as a result of the appreciation of the Real against the Euro (Euro 42 million). On a constant currency basis, supplies and external expenses would have increased by 4.3% y.o.y in the period, primarily as a result of the increase in commissions at TMN and Vivo, and the increase in outsourcing and call centre expenses at Vivo related to increased commercial activity. Supplies and external expenses accounted for 16.7% of consolidated operating revenues.

Provisions increased from Euro 40 million in the first half of 2005 to Euro 151 million in the first half of 2006. The increase in this cost item is primarily related with the increases of Euro 30 million and Euro 81 million in the wireline business and Vivo respectively. The increase in wireline is primarily related to the reversal of a provision in the first quarter of 2005 for a receivable from Angola Telecom (Euro 23 million) that had been fully provided for in previous years. The increase in Vivo is explained mainly by the impact of the appreciation of the Real against the Euro (Euro 23 million) and a higher level of bad debt provisioning, resulting from billing problems associated with the systems migration to a unified platform. In the first half of 2006, provisions accounted for 4.9% of consolidated operating revenues.

Taxes other than income taxes, which mainly includes indirect taxes and spectrum fees (TMN and Vivo), increased from Euro 76 million in the first half of 2005 to Euro 91 million in the first half of 2006, of which Euro 13 million relates to the Real appreciation during the period. On a constant currency basis, taxes other than income taxes would have increased by 2.5% y.o.y in the period, due to the increase in spectrum fees in Vivo.

Depreciation and amortisation costs rose by 14.1% y.o.y in the first half of 2006 to Euro 597 million, mainly due to the increase in the contribution of Vivo (Euro 56 million) and PTM (Euro 13 million) to consolidated D&A. The increase in Vivo’s D&A costs is primarily related to: (1) the impact of the Real appreciation against the Euro in the amount of Euro 48 million, and (2) the higher level of capex in 2005 related to network expansion and coverage. This cost item accounted for 19.3% of consolidated operating revenues.

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Net Income

Workforce reduction programme costs amounted to Euro 25 million in the first half of 2006, as compared to Euro 91 million in the same period of last year.

Net interest expenses decreased by 2.2% y.o.y to Euro 114 million in the first half of 2006, primarily as a result of the reduction of approximately 0.1% in the average cost of debt to 5.9% in the first half of 2006, as compared to the same period of 2005, and the decrease in the average net debt in the first half of 2006, as compared to the same period of 2005. These effects were partially offset by the impact of the Real appreciation against the Euro (Euro 8 million). On a constant currency basis, net interest expenses would have decreased by 8.9% y.o.y. Excluding Brazil, the average cost of debt was 4.0%, as compared to 4.2% in the first half of 2005, benefiting from the increase in the fair value of the equity option associated with the December 2006 convertible bond (Euro 1 million). Adjusting for the latter effect, the cost of debt excluding Brazil was 4.1% .

Net foreign currency gains amounted to Euro 2 million in the first half of 2006, as compared to Euro 36 million in the first half of 2005. In the first half of 2006, this item included mainly foreign currency gains related to Vivo’s US Dollar debt not swapped to Reais, in connection with the appreciation of the Real against the Dollar, which was offset primarily by currency losses related with dividends receivable from Unitel (denominated in US Dollars), following the devaluation of the US Dollar against the Euro in the period. The gains recorded in the first half of 2005 were primarily related to: (1) Vivo’s US Dollar debt not swapped to Reais, in connection with the appreciation of the Real against the Dollar, and (2) inter-company loans granted by PT to Vivo (denominated in US Dollars), in connection with the appreciation of the US Dollar against the Euro.

Net losses on financial assets amounted to Euro 13 million in the first half of 2006, as compared to net losses of Euro 22 million in the first half of 2005. This item included mainly gains and losses on certain derivative contracts, namely: (1) equity swap contracts on PTM shares (net losses of Euro 7 million in the first half of 2006, as compared to net gains of Euro 0.2 million in the first half of 2005); (2) Vivo’s free-standing cross currency derivatives (net gains of Euro 1 million in the first half of 2006, as compared to net losses of Euro 30 million in the first half of 2005), and (3) PT’s free-standing interest rate derivatives (net losses of Euro 8 million in the first half of 2006, as compared to net gains of Euro 10 million in the same period of last year).

Equity accounting in earnings of affiliated companies in the first half of 2006 amounted to Euro 45 million, as compared to Euro 29 million in the first half of 2005. This item included mainly PT’s share in the earnings of Unitel in Angola (Euro 35 million), Médi Télécom in Morocco (Euro 11 million), CTM in Macau (Euro 7 million) and UOL in Brazil (Euro 4 million), which are offset by the recognition of losses related with a potential investment in Congo (Euro 8 million). The improvement in this item of Euro 17 million is primarily explained by the increase in the earnings of Unitel (from Euro 14 million to Euro 35 million).

Other financial expenses amounted to Euro 30 million in the first half of 2006, as compared to Euro 31 million in the first half of 2005 and included mainly banking services, commissions, financial discounts and other financing costs.

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Provision for income taxes in the first half of 2006 was negative and amounted to Euro 51 million due to: (1) the recognition of a tax credit amounting to Euro 53 million in the first quarter of 2006, following the liquidation of a holding company, and (2) a gain amounting to Euro 142 million recorded in the second quarter of 2006, in connection with the reduction of deferred tax liabilities resulting from the voluntary taxation of certain capital gains. As part of the ongoing internal corporate restructuring, PT adopted the voluntary taxation regime on capital gains. As a result, PT used the tax losses carryforward balance to offset the tax due. Adjusting for these one-off effects in 2006, the provision for income taxes would have been Euro 143 million, as compared to Euro 156 million in the first half of 2005, corresponding to an effective tax rate of 42% (35% in the first half of 2005). The increase in the effective tax rate is primarily explained by the higher losses recorded by Vivo.

Discontinued operations include the results of companies that have been disposed during the reportable periods, and the after-tax gains obtained with the sale of these investments. Having announced the disposal of Lusomundo Serviços (PTM’s media business) and PrimeSys, these businesses were reported as discontinued operations in the first half of 2005, in accordance with IFRS rules. As a result, the earnings of these companies were included in this item during 2005 until the effective date of the disposals, which were concluded on 25 August in the case of Lusomundo Serviços and on 25 November in the case of PrimeSys.

Losses attributable to minority interests amounted to Euro 3 million in the first half of 2006, as compared to income attributable to minority interests of Euro 12 million in the same period of last year. In the first half of 2006, this item included primarily the losses attributable to minority interests of Vivo’s subsidiaries (Euro 29 million, as compared to income of Euro 1 million in 2005), and the income attributable to minority interests of PTM (Euro 18 million, as compared to Euro 5 million in 2005).

Net income increased by 41.6% y.o.y in the first half of 2006 to Euro 402 million, primarily as a result of the one-off effect of the tax restructuring completed in the period.

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04
Capex

Table 8 _ Capex by Business Segment (1)						Euro million
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y	% Rev.

Wireline	55.3	54.3	2.0%	99.6	96.5	3.2%	9.5
Domestic mobile • TMN	29.0	28.9	0.4%	51.5	47.7	7.9%	7.2
Brazilian mobile • Vivo (1)	61.3	66.5	(7.8%)	114.6	143.0	(19.9%)	11.3
Multimedia • PT Multimedia	41.6	39.6	4.9%	75.3	55.6	35.5%	23.2
Other	6.5	12.2	(46.4%)	15.3	25.5	(40.0%)	n.m.

Total capex	193.8	201.5	(3.8%)	356.3	368.3	(3.3%)	11.5

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 2.6925 in 1H06.

Total capex decreased by 3.3% y.o.y in the first half of 2006 to Euro 356 million, primarily as a result of the reduction in Vivo’s contribution on a constant currency basis (Euro 50 million), which was partially offset by the impact of the appreciation of the Real against the Euro (Euro 22 million), and the growth of PTM’s capex. On a constant currency basis, capex would have decreased by 9.3% y.o.y. Total capex was equivalent to 11.5% of consolidated operating revenues.

Wireline capex increased by 3.2% y.o.y in the first half of 2006 to Euro 100 million, equivalent to 9.5% of operating revenues. Wireline capex was directed mainly towards the continued investment in broadband.

TMN’s capex increased by 7.9% y.o.y in the first half of 2006 to Euro 51 million, equivalent to 7.2% of operating revenues, primarily as a result of the acceleration of 3G capex, which in the first half of 2006 represented approximately 80% of TMN’s network capex.

PT’s share of Vivo’s capex decreased by 19.9% y.o.y in the first half of 2006 to Euro 115 million, corresponding to 11.3% of operating revenues. Vivo’s capex, in local currency, decreased by 34.9% y.o.y, mainly as a result of lower network-related capex. Vivo’s capex in the first half of 2006 was primarily directed towards: (1) network coverage and quality, and (2) the consolidation and rationalisation of billing, CRM and ERP information systems.

PTM’s capex increased from Euro 56 million in the first half of 2005 to Euro 75 million in the first half of 2006, primarily as a result of: (1) the investment in additional transponder capacity; (2) the increase in homes passed and the restructuring of the architecture of the access network to provide fibre to the hub in order to allow for greater bandwidth, and (3) the increase in terminal equipment in connection with the digitalisation programme.

Other capex totalled Euro 15 million in the first half of 2006, as compared to Euro 25 million in the same period of last year. This item includes capex related to fully consolidated businesses not included in the main segments as well as capex of PT’s instrumental companies.

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05
Cash Flow

Table 9 _ EBITDA minus Capex by Business Segment (1)						Euro million
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y	% Rev.

Wireline	184.6	196.4	(6.0%)	387.3	425.2	(8.9%)	36.8
Domestic mobile • TMN	134.1	136.5	(1.7%)	267.3	286.5	(6.7%)	37.1
Brazilian mobile • Vivo (1)	(3.4)	32.3	n.m.	83.0	98.0	(15.3%)	8.2
Multimedia • PT Multimedia	14.3	11.7	22.4%	30.9	40.5	(23.7%)	9.5
Other	(20.6)	(19.9)	3.2%	(34.5)	(41.0)	(15.7%)	n.m.

Total EBITDA minus Capex	309.1	357.0	(13.4%)	734.0	809.2	(9.3%)	23.8

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 2.6925 in 1H06.

EBITDA minus Capex decreased by 9.3% y.o.y to Euro 734 million in the first half of 2006. On a combined basis, the domestic businesses accounted for approximately 93% of total EBITDA minus Capex.

Table 10 _ Free Cash Flow					Euro million
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y

EBITDA minus Capex	309.1	357.0	(13.4%)	734.0	809.2	(9.3%)
Non-cash items included in EBITDA:
Post retirement benefit costs	7.8	22.3	(65.3%)	23.9	44.7	(46.5%)
Non-current provisions, tax prov. & other non-cash items	6.6	36.5	(81.9%)	9.3	23.4	(60.4%)
Change in working capital	34.6	(41.4)	n.m.	(126.5)	(255.2)	(50.4%)

Operating free cash flow	358.0	374.4	(4.4%)	640.7	622.2	3.0%

Acquisition of financial investments (1)	(32.4)	(8.9)	264.8%	(32.4)	(10.5)	209.0%
Disposals(2)	0.0	15.9	n.m.	0.0	15.9	n.m.
Interest paid	(135.6)	(71.7)	89.1%	(251.0)	(138.3)	81.5%
Payments related to PRBs (3)	(55.4)	(43.1)	28.4%	(147.2)	(183.0)	(19.6%)
Income taxes paid by certain subsidiaries	(3.8)	(13.4)	(71.6%)	(20.8)	(24.1)	(13.4%)
Other cash movements	(33.6)	(11.6)	190.5%	(18.7)	(18.9)	(0.8%)

Free cash flow	97.2	241.6	(59.8%)	170.5	263.4	(35.3%)

(1) In the second quarter of 2006, this item included PT’s contribution for the share capital increase in BES (Euro 19 million). (2) In the second quarter of 2005, this item included Euro 15 million from the disposal of Intelsat. (3) In the first half of 2006, this item included: (i) Euro 47 million of contributions to the pension funds; (ii) Euro 72 million related to payments of salaries to pre-retired and suspended employees; (iii) Euro 16 million related to payments to PT-ACS in connection with healthcare services provided to retired, pre-retired and suspended employees, and (iv) Euro 13 million related to the workforce reduction costs.

In the first half of 2006, operating free cash flow increased by 3.0% y.o.y to Euro 641 million, primarily as a result of lower investment in working capital, which was partially offset by the Euro 75 million reduction in EBITDA minus capex. The improvement in the investment in working capital in the first half of 2006 was mainly related to a decrease of Euro 103 million in accounts payable to fixed asset suppliers, mainly in Vivo and TMN, in connection with the capex incurred in the fourth quarter of 2005.

Free cash flow decreased from Euro 263 million in the first half of 2005 to Euro 170 million in the first half of 2006, primarily due to the increase in interest paid: (1) at Portugal Telecom, which in the first half of 2006 included both the annual interest paid on the Eurobonds issued in March and June 2005 and the last annual instalment of interest on the Eurobond repaid in February 2006, and (2) at Vivo, in connection with the debt restructuring undertaken in the first half of 2006, which used consolidated cash to prepay part of its gross debt, including accrued interest. This effect was partially offset by the increase in operating free cash flow and the reduction in payments related to post retirement benefits, due to the higher level of curtailments in the first half of 2005.

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06
Consolidated Balance Sheet

Table 11 _ Consolidated Balance Sheet (1)		Euro million
	30 June 2006	31 December 2005

Current assets	3,574.3	6,153.7
Cash and equivalents	1,491.8	3,911.8
Accounts receivable, net	1,490.0	1,633.5
Inventories, net	213.0	170.3
Taxes receivable	192.2	203.8
Prepaid expenses and other current assets	187.3	234.3
Non-current assets	9,921.4	10,475.1
Accounts receivable, net	15.5	20.5
Prepaid expenses	2.9	3.4
Taxes receivable	118.0	117.2
Financial investments	541.5	521.7
Intangible assets, net	3,514.1	3,601.6
Tangible assets, net	3,878.1	4,062.0
Deferred taxes	1,148.2	1,387.8
Other non-current assets	703.1	760.8

Total assets	13,495.7	16,628.8

Current liabilities	3,629.9	4,947.5
Short-term debt	1,447.2	2,415.6
Accounts payable	946.3	1,129.9
Accrued expenses	564.7	707.9
Deferred income	197.0	208.2
Taxes payable	254.0	237.2
Current provisions and other liabilities	220.6	248.7
Non-current liabilities	7,362.4	9,099.2
Medium and long-term debt	4,425.0	5,168.6
Accounts payable	4.7	6.1
Taxes payable	30.4	30.9
Deferred income	0.4	0.4
Accrued post retirement liability	1,990.4	2,635.9
Deferred taxes	55.5	334.9
Non-current provisions and other liabilities	856.0	922.4

Total liabilities	10,992.4	14,046.7

Equity before minority interests	1,788.4	1,828.4
Minority interests	714.9	753.7

Total shareholders' equity	2,503.3	2,582.1

Total liabilities and shareholders' equity	13,495.7	16,628.8

(1) Considering a Euro/Real exchange rate of 2.7440 at year-end 2005 and 2.7829 at the end of June 2006.

The decrease in assets and liabilities in the first half of 2006 is explained mainly by the reduction in gross debt and cash, resulting from the repayment of the February 2006 Eurobond amounting to Euro 900 million and the dividends paid in the second quarter of 2006 amounting to Euro 553 million.

The net exposure (assets minus liabilities) to Brazil amounted to R$ 7,517 million as at 30 June 2006 (Euro 2,701 million at the Euro/Real exchange rate prevailing as at 30 June 2006). The assets denominated in Brazilian Reais in the balance sheet as at 30 June 2006 amounted to Euro 4,927 million, equivalent to approximately 37% of total assets. Approximately 95% of PT’s net exposure (assets minus liabilities) to Brazil is accounted for by the 50% stake in Vivo.

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The gearing ratio [net debt / (net debt + shareholders’ equity)] increased to 63.6% as at 30 June 2006, which compares with 58.7% as at 31 December 2005, while the shareholders’ equity plus long-term debt to total assets ratio increased to 51.3% from 46.6% . As at 30 June 2006, the net debt to EBITDA ratio was 2.0 times and EBITDA cover was 9.6 times.

Consolidated Net Debt

Table 12 _ Change in Net Debt			Euro million
	2Q06	1H06	1H05

Net debt (initial balance)	3,678.4	3,672.5	3,573.2
Less: free cash flow	97.2	170.5	263.4
Less: net debt from discontinued operations (media segment + PrimeSys)	0.0	0.0	39.3
Changes in the FV of certain foreign currency derivatives used for hedging	(23.1)	(1.1)	15.1
Translation effect on foreign currency debt	(3.6)	(8.4)	97.3
Recognition of equity swap over PTM shares (1)	(27.4)	(27.4)	0.0
Dividends paid by PT and PTM	553.3	553.3	419.6
Warrants issued by PTM	0.0	0.0	59.0
Acquisitions of treasury shares (2)	0.0	62.1	150.9
Extraordinary contribution to fund healthcare post retirement benefits	300.0	300.0	300.0
Reverse stock split at Vivo's listed subsidiaries (3)	0.0	0.0	(16.8)
Net debt (final balance)	4,380.5	4,380.5	4,295.6

Change in net debt	702.0	708.0	722.4
Change in net debt (%)	19.1%	19.3%	20.2%

(1) This item corresponds to the amount received by PT as a result of the adjustment in the initial price of the equity swaps over 30.6 million PTM shares, which are now contracted with Barclays Bank PLC; (2) This item corresponds to the notional amount of equity swaps contracted over 7.4 million PT shares for the share buyback approved at the April 2005 AGM. (3) This caption is primarily related with the reverse stock split done by subsidiaries of Brasilcel, whereby old shares were grouped and exchanged for new shares with a higher nominal value. In this financial operation, certain shareholders did not exercise their right to exchange old shares for new shares and, as a result, these new shares were subscribed by other shareholders with the corresponding proceeds being cashed in by the subsidiaries of Brasilcel. These proceeds can be claimed back by the old shareholders and, accordingly, a liability was recorded by Brasilcel’s subsidiaries and included in PT’s balance sheet.

Consolidated net debt as at 30 June 2006 increased to Euro 4,380 million, as compared to Euro 3,672 million as at 31 December 2005. The free cash flow of Euro 170 million generated in the period was more than offset by: (1) the dividends paid in the first half by PT and PT Multimedia amounting to Euro 553 million; (2) the extraordinary contribution of Euro 300 million to fund post retirement health care obligations, and (3) the equity swaps contracted in the first half of 2006 over 7.4 million PT shares with a notional amount of Euro 62 million. The change in net debt in the first half of 2006 was similar to the change that occurred in the first half of 2005, as the decrease in free cash flow generated in the period, due to higher interest payments, was offset by the translation effects on foreign currency debt.

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Table 13 _ Consolidated Net Debt				Euro million
	30 June 2006	31 December 2005	Change	Change (%)

Short-term	1,447.2	2,415.6	(968.4)	(40.1%)
Bank loans	441.0	407.8	33.3	8.2%
Bonds	0.0	899.5	(899.5)	n.m.
Exchangeable bonds	389.0	390.3	(1.3)	(0.3%)
Other loans	425.0	589.7	(164.7)	(27.9%)
Liability with equity swaps on own shares (1)	164.1	102.0	62.1	60.8%
Financial leases	28.1	26.2	1.9	7.2%
Medium and long-term	4,425.0	5,168.6	(743.6)	(14.4%)
Bank loans	1,052.4	1,773.9	(721.5)	(40.7%)
Bonds	3,135.3	3,138.0	(2.7)	(0.1%)
Other loans	2.9	31.2	(28.4)	(90.9%)
Financial leases	234.5	225.5	9.0	4.0%

Total debt	5,872.3	7,584.2	(1,712.0)	(22.6%)
Cash and equivalents	1,491.8	3,911.8	(2,420.0)	(61.9%)

Net debt	4,380.5	3,672.5	708.0	19.3%

(1) This item corresponds to the notional amount of equity swaps contracted over 20.6 million PT shares for the share buyback approved at the April 2005 AGM.

As at 30 June 2006, 75.4% of total debt was medium and long-term, while 69.8% of total debt was at fixed rates. As at 30 June 2006, 85.1% of total debt was denominated in Euros, 2.1% in US Dollars and 12.6% in Brazilian Reais. As at 30 June 2006, the only loans with rating triggers were four EIB loans totalling Euro 375 million. PT’s rating was lowered to BBB- by S&P and to Baa2 by Moody’s on 3 August 2006. Following the rating revision, PT is in the process of renegotiating the terms and conditions of the EIB loans. PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 425 million had been drawn down as at 30 June 2006. PT also has stand-by facilities amounting to Euro 900 million, of which Euro 75 million had been drawn down as at 30 June 2006. As such, the total undrawn amount of PT’s commercial paper lines and standby facilities stood at Euro 1,275 million as at 30 June 2006.

The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 641 million as at 30 June 2006. Approximately 90% of Vivo’s net debt is either Real-denominated or has been swapped into Reais.

Table 14 _ Net Debt Maturity Profile		Euro million
Maturity	Net debt	Notes

2006	(290.7)	Net cash position, including a Euro 390 million Exchangeable Bond issued in December 2001
2007	496.5
2008	321.2
2009	1,027.2	Includes a Euro 880 million Eurobond issued in April 1999
2010	229.0
2011	124.2
2012	1,094.5	Includes a Euro 1,000 million Eurobond issued in March 2005
2013	115.9
2014	52.1
2015 and following	1,210.5	Includes a Euro 500 million Eurobond issued in March 2005 (matures in 2017)
		and a Euro 500 million Eurobond issued in June 2005 (matures in 2025)

Total	4,380.5

On 21 February 2006, PT repaid the Euro 900 million Eurobond issued in February 2001. PT’s average cost of debt and maturity in the first half of 2006 was 5.9% and 6.9 years respectively, including loans obtained in Brazil and denominated in Reais. Excluding Brazilian debt, PT’s

Portugal Telecom | First Half _ 2006	21 / 45

average cost of debt was 4.0%, as compared to 4.2% in the first half of 2005, benefiting from the increase in the fair value of the equity option associated with the December 2006 convertible bond (Euro 1 million). Adjusting for the latter effect, the cost of debt excluding Brazil was 4.1% . The maturity of the debt excluding Brazil was 7.5 years at the end of June 2006.

Table 15 _ Debt Ratings
	Current	Outlook	Last change

Standard & Poor's	BBB-	Negative	3 August 2006
Moody's	Baa2	Negative	3 August 2006
Fitch Ratings	BBB	Negative	4 August 2006

Post Retirement Benefits

As at 30 June 2006, the projected benefit obligations (PBO) of PT’s post retirement benefits, including pensions, healthcare obligations and salaries to pre-retired and suspended employees, amounted to Euro 4,806 million. The PBO was computed based on a discount rate of 5.0% for pensions and healthcare obligations, and 4.25% for the obligations related to the payment of salaries to pre-retired and suspended employees. PT’s post retirement benefits plans are closed to new participants, covering approximately 33,200 employees (27% still in active duty) in the case of pensions and approximately 28,700 employees (30% still in service) in the case of healthcare obligations.

Table 16 _ Change in Gross Unfunded Obligations	Euro million
1H06

Gross unfunded obligations (initial balance)	2,635.9
PRBs	23.9
Curtailment cost	25.0
Contributions and payments	(447.2)
Net actuarial gains	(247.2)
Gross unfunded obligations (final balance)	1,990.4

Change in gross unfunded obligations	(645.5)
Change in gross unfunded obligations (%)	(24.5%)

In the first half of 2006, net actuarial gains amounted to Euro 247 million, as a result of the net effect of: (1) the Euro 312 million actuarial gain that resulted from the increase in the discount rate for pension and healthcare to 5.0% (previously 4.5%) and for salaries to 4.25% (previously 3.5%), and (2) the Euro 65 million actuarial loss resulting from the actual performance of the pension funds in the period being lower than the expected rate of return on plan assets, notwithstanding having outperformed the defined benchmark.

Post retirement benefits costs (PRBs) decreased by Euro 21 million in the first half of 2006 to Euro 24 million, primarily as a result of: (1) the net effect in the interest cost of the reduction in the discount rate (Euro 9 million), and (2) the improvement in the expected return on assets resulting from the contributions made to the pension funds, including the Euro 300 million extraordinary contribution made in the second quarter of 2006. During the first half of 2006, the payments and contributions made related to post retirement benefits totalled Euro 447 million.

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Table 17 _ Payments and Contributions	Euro million
1H06

Extraordinary contribution to PT Prestações	300.0
Regular contributions	46.8
Payments of salaries to pre-retired and suspended employees and other (1)	84.8
Payments to PT ACS	15.6

Payments related to PRBs	447.2

(1) This item includes Euro 13 million related with 2005 curtailments.

Shareholders’ Equity (excluding Minority Interests)

As at 30 June 2006, shareholders' equity excluding minority interests amounted to Euro 1,788 million, a decrease of Euro 40 million during the first half of 2006.

Table 18 _ Change in Shareholders’ Equity (excluding Minority Interests)		Euro million
	2Q06	1H06

Equity before minority interests (initial balance)	2,086.9	1,828.4
Net income	190.7	401.5
Currency translation adjustments (1)	(140.3)	(43.8)
Net actuarial losses, net of tax effect	179.7	179.7
Dividends paid	(526.4)	(526.4)
Acquisition of treasury stock (2)	0.0	(62.1)
Hedge accounting of financial instruments and change in the FV of investments available for sale	(2.1)	11.1
Shareholders' equity before minority interests (final balance)	1,788.4	1,788.4

Change in equity before minority interests	(298.5)	(40.0)
Change in equity before minority interests (%)	(14.3%)	(2.2%)

(1) This item is primarily related to the changes in the Euro/Real exchange rate. (2) Related to equity swaps contracted over 7.4 million PT shares for the share buyback approved at the April 2005 AGM.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. Distributable reserves decreased from Euro 720 million at year-end 2005 to Euro 517 million as at 30 June 2006.

Table 19 _ Change in Distributable Reserves		Euro million
	2Q06	1H06

Distributable reserves (initial balance)	865.9	719.8
Dividends paid	(526.4)	(526.4)
Net income under Portuguese GAAP	201.4	347.6
Unpaid dividends by subsidiaries	(21.2)	(21.2)
Other	(2.7)	(2.8)
Distributable reserves (final balance)	517.1	517.1

Change in distributable reserves in the period	(348.9)	(202.8)
Change in distributable reserves in the period (%)	(40.3%)	(28.2%)

Share capital restructuring	1,072.4	1,072.4
Share buyback executed through equity swaps	164.1	164.1
Adjusted distributable reserves (final balance)	1,425.4	1,425.4

Portugal Telecom | First Half _ 2006	23 / 45

Distributable reserves may be negatively impacted by a depreciation of the Euro/Real exchange rate. Taking into account the level of PT’s exposure to Brazil as at 30 June 2006, such depreciation would only have a negative impact on distributable reserves if the Real were to depreciate against the Euro beyond a Euro/Real exchange rate of 4.1.

Following the completion on 11 September 2006 of the approved share capital reduction to Euro 395,099,775, adjusted distributable reserves as at 30 June 2006 amounted to Euro 1,425 million, including the impact of the share buyback already executed up to 6 February 2006 (Euro 164 million).

Portugal Telecom | First Half _ 2006	24 / 45

07
Employees

Table 20 _ Number of Employees and Productivity Ratios
	30 Jun 2006	30 Jun 2005	Δ y.o.y	y.o.y	31 Mar 2006	Δ q.o.q

Domestic employees	13,191	13,724	(533)	(3.9%)	13,310	(119)
Wireline	7,723	8,257	(534)	(6.5%)	7,795	(72)
Domestic mobile • TMN	1,165	1,155	10	0.9%	1,174	(9)
Multimedia • PT Multimedia	1,338	1,323	15	1.1%	1,294	44
Other	2,965	2,989	(24)	(0.8%)	3,047	(82)
International employees	18,601	17,323	1,278	7.4%	18,690	(89)
Brazilian mobile • Vivo (1)	2,884	3,016	(132)	(4.4%)	3,035	(151)
Other (2)	15,717	14,307	1,410	9.9%	15,655	62
Total group employees	31,792	31,047	745	2.4%	32,000	(208)

Fixed lines per employee	576	538	37	7.0%	570	5
Mobile cards per employee
TMN	4,603	4,422	180	4.1%	4,530	73
Vivo	4,945	4,716	229	4.9%	4,965	(20)

(1) The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo. (2) The increase in this item results primarily from the insourcing of additional 1,121 call centre employees at Mobitel, PT's call centre business in Brazil. As at 30 June 2006, Mobitel had a total of 14,466 employees, an increase of 8.4% y.o.y.

At the end of June 2006, the number of staff employed by PT totalled 31,792 employees, of which 41.5% were located in Portugal. In the wireline business, the ratio of fixed lines per employee improved by 7.0% y.o.y to 576 lines reflecting the ongoing workforce rationalisation programme, while in TMN the ratio of mobile cards per employee rose by 4.1% to 4,603 cards. At the end of June 2006, the total number of staff employed by Vivo decreased by 4.4% y.o.y to 5,768 employees, with the ratio of mobile cards per employee increasing by 4.9% y.o.y to 4,945 cards.

At the end of August 2006, 164 employees had already joined the new workforce reduction programme.

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08
Wireline

Table 21 _ Wireline Income Statement (1)					Euro million
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y

Operating revenues	522.6	563.0	(7.2%)	1,053.5	1,116.1	(5.6%)
Services rendered	509.4	550.5	(7.5%)	1,025.4	1,090.8	(6.0%)
Sales	7.3	8.1	(9.9%)	14.8	15.7	(5.4%)
Other operating revenues	5.9	4.4	33.0%	13.2	9.5	38.2%

Operating costs, excluding D&A	282.6	312.3	(9.5%)	566.6	594.4	(4.7%)
Wages and salaries	69.5	72.7	(4.4%)	139.0	145.0	(4.2%)
Post retirement benefits	7.7	22.3	(65.5%)	23.8	44.6	(46.7%)
Direct costs	88.9	95.3	(6.7%)	172.4	196.9	(12.4%)
Costs of telecommunications	69.1	73.9	(6.6%)	134.1	154.4	(13.2%)
Directories	19.3	20.8	(7.3%)	38.4	41.5	(7.6%)
Other	0.6	0.6	2.5%	0.0	1.0	(96.3%)
Costs of products sold	7.6	5.9	29.0%	15.9	14.9	6.8%
Marketing and publicity	10.0	15.6	(35.7%)	20.0	23.3	(13.9%)
Supplies and external expenses	70.9	75.3	(5.9%)	137.8	138.2	(0.3%)
Provisions	5.5	2.1	168.8%	14.5	(15.7)	n.m.
Other operating costs	22.4	23.2	(3.4%)	43.2	47.2	(8.5%)

EBITDA	240.0	250.7	(4.3%)	486.9	521.7	(6.7%)
Depreciation and amortisation	87.4	87.3	0.1%	170.9	173.6	(1.6%)
Income from operations	152.6	163.4	(6.6%)	316.0	348.0	(9.2%)

EBITDA margin	45.9%	44.5%	1.4pp	46.2%	46.7%	(0.5pp)
Capex	55.3	54.3	2.0%	99.6	96.5	3.2%
Capex as % of revenues	10.6%	9.6%	0.9pp	9.5%	8.6%	0.8pp
EBITDA minus Capex	184.6	196.4	(6.0%)	387.3	425.2	(8.9%)

(1) Includes intragroup transactions.

Operating revenues decreased by 7.2% y.o.y to Euro 523 million in the second quarter of 2006, primarily as a result of lower traffic revenues and fixed charges. The impact of lower fixed-to-mobile interconnection rates was Euro 7 million in the second quarter of 2006 and adjusting for this effect, operating revenues would have decreased by 5.9% y.o.y. In the first half of 2006, the impact of lower fixed-to-mobile interconnection rates was Euro 17 million.

Retail revenues fell by 10.8% y.o.y in the second quarter of 2006 to Euro 297 million, primarily as a result of lower traffic revenues and fixed charges, which fell by 26.4% and 3.9% y.o.y respectively. ADSL retail revenues partially offset this performance, increasing by 11.1% y.o.y to Euro 42 million, on the back of continued growth in ADSL lines. The reduction in fixed charges is explained by line loss due to continued competition from fixed and mobile operators, as well as weak macroeconomic conditions. The strong growth in pricing plans in the second quarter of 2006 had a mitigating effect, with pricing plan revenues growing by 11.9% y.o.y and already accounting for 10.9% of fixed charges. As for traffic revenues, the decrease in the quarter was explained by the drop in minutes of use and the reduction in average revenue per minute, which was strongly impacted by lower fixed-to-mobile rates, as well as the growing weight of pricing plans, which converts traffic revenues into fixed charge revenues.

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Table 22 _ Wireline Operating Revenues (1)					Euro million
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y

Retail	297.3	333.4	(10.8%)	607.1	670.2	(9.4%)
Fixed charges	162.5	169.1	(3.9%)	329.9	342.0	(3.5%)
Traffic	90.0	122.3	(26.4%)	187.5	249.8	(24.9%)
ADSL retail	42.2	37.9	11.1%	84.1	70.7	18.9%
ISP and other	2.6	4.1	(37.5%)	5.6	7.7	(27.0%)
Wholesale	117.1	113.3	3.3%	230.7	225.9	2.2%
Traffic	53.6	54.1	(1.1%)	101.3	106.7	(5.1%)
Leased lines	39.5	41.0	(3.5%)	83.6	83.1	0.6%
Other	24.0	18.3	31.7%	45.8	36.0	27.1%
Data & corporate	62.7	66.3	(5.5%)	124.5	124.1	0.3%
VPN and circuits	43.4	49.4	(12.1%)	88.2	93.3	(5.4%)
Network management, outsourcing & IT	13.5	11.4	18.9%	24.5	20.1	21.8%
Other	5.8	5.6	3.3%	11.8	10.7	10.1%
Other wireline revenues	45.5	50.0	(9.0%)	91.1	95.9	(5.1%)
Other services and operating revenues	8.5	9.6	(12.3%)	17.2	15.7	9.9%
Sales of telecom equipment	7.3	8.1	(9.9%)	14.8	15.7	(5.4%)
Telephone directories	27.6	30.6	(9.9%)	55.8	61.4	(9.2%)
Portals	2.1	1.6	32.5%	3.2	3.2	2.4%

Total operating revenues	522.6	563.0	(7.2%)	1,053.5	1,116.1	(5.6%)

(1) Includes intragroup transactions.

Wholesale revenues increased by 3.3% y.o.y in the second quarter of 2006 to 117 million, mainly as a result of the 31.7% y.o.y increase in other wholesale revenues, which include unbundled local loops (ULL) and wholesale line rental (WLR). The 1.1% y.o.y decrease in wholesale traffic revenues in the second quarter of 2006 resulted from the drop in the price of international mobile termination and lower dial-up traffic, while the 3.5% y.o.y reduction in leased line revenues is primarily explained by a decrease in leased line prices.

Data & corporate revenues decreased by 5.5% y.o.y in the second quarter of 2006 to Euro 63 million, as a result of the decrease in VPN and circuit revenues. This reduction is mainly explained by the migration of large corporate network customers to more advanced VPN/IP solutions that should give more scope for providing additional services in the future. The strong increase in network management, outsourcing and IT revenues, up 18.9% y.o.y, was underpinned by the strong growth in IT/IS solutions and in outsourcing.

Against a backdrop of continued top line pressure, PT continues to address actively the reduction of the cost base of the wireline division. Nevertheless, the 9.5% reduction in operating costs, excluding D&A, was not sufficient to offset the decline in the operating revenues. In terms of staff costs, PT is currently executing a redundancy programme that has resulted in a headcount reduction of 164 employees up to August of this year. Additionally, the annual increase in wages and salaries, including automatic promotions, was 1.8% in 2006, well below both historical levels and the current actuarial assumption of 3.0% . PT is also actively addressing the level of commercial costs, having recently optimised the sales force structure, which should result in better quality sales, lower commissions per sale and a lower level of involuntary churn. On the network side, there are also a number of initiatives in place to improve productivity, the network diagnostics process and to renegotiate certain maintenance contracts. PT has also negotiated the insourcing of its internal helpdesk service, which should result in operational savings already in 2006. Other operating costs are also being addressed, such as customer care costs, car fleet management costs and bad debt provisioning.

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EBITDA decreased by 4.3% y.o.y in the second quarter of 2006 to Euro 240 million, as a result of lower operating revenues, notwithstanding the improvement in EBITDA margin to 45,9%, on the back of the staff redundancy programme, lower commercial costs and the reduction in post retirement benefit costs.

Capex amounted to Euro 55 million in the second quarter of 2006, an increase of 2.0% y.o.y and equivalent to 10.6% of operating revenues. Capex was directed mainly towards the continued investment in broadband both in terms of coverage and customer bandwidth. EBITDA minus Capex in the second quarter of 2006 amounted to Euro 185 million.

Table 23 _ Wireline Operating Data
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y

Main accesses ('000)	4,433	4,445	(0.3%)	4,433	4,445	(0.3%)
Retail accesses	4,209	4,371	(3.7%)	4,209	4,371	(3.7%)
PSTN/ISDN	3,573	3,871	(7.7%)	3,573	3,871	(7.7%)
Carrier pre-selection	581	540	7.6%	581	540	7.6%
ADSL retail	636	500	27.1%	636	500	27.1%
Wholesale accesses	224	73	205.0%	224	73	205.0%
Unbundled local loops	146	28	n.m.	146	28	n.m.
Wholesale line rental	20	0	n.m.	20	0	n.m.
ADSL wholesale	59	46	28.9%	59	46	28.9%
Net additions ('000)	(14)	18	n.m.	(45)	68	n.m.
Retail accesses	(74)	6	n.m.	(146)	41	n.m.
PSTN/ISDN	(97)	(43)	124.9%	(196)	(77)	154.5%
Carrier pre-selection	(16)	32	n.m.	6	55	(89.4%)
ADSL retail	23	49	(53.9%)	51	119	(57.4%)
Wholesale accesses	60	12	n.m.	101	26	285.6%
Unbundled local loops	37	12	209.4%	74	19	286.6%
Wholesale line rental	20	0	n.m.	20	0	n.m.
ADSL wholesale	4	0	n.m.	7	7	4.4%
Pricing plans ('000)	2,283	1,330	71.6%	2,283	1,330	71.6%
ARPU (Euro)	29.9	30.6	(2.4%)	30.0	30.6	(2.0%)
Subscription and voice	24.8	26.7	(6.9%)	25.0	26.7	(6.2%)
Data	5.1	4.0	27.7%	4.9	3.9	26.5%
Total data communication accesses ('000)	35	36	(1.4%)	35	36	(1.4%)
Corporate web capacity sold (Mbps)	22,482	8,669	159.3%	22,482	8,669	159.3%
Number of leased lines ('000)	14	16	(9.1%)	14	16	(9.1%)
Capacity (equivalent to 64 kbps) ('000)	93	187	(50.3%)	93	187	(50.3%)
Digital (%)	92.9	96.1	(3.2pp)	92.9	96.1	(3.2pp)

Total main lines decreased by 14 thousand in the second quarter of 2006. The reduction in PSTN/ISDN lines of 97 thousand more than offset the net additions of ADSL retail, ULL and WLR that totalled 23 thousand, 37 thousand and 20 thousand respectively in the period. Total main lines in the wireline business reached 4,433 thousand at the end of June 2006, of which 3,573 thousand were PSTN/ISDN, 636 thousand were ADSL retail, 59 thousand were ADSL wholesale, 146 thousand were ULL and 20 thousand were WLR.

ADSL retail continued to grow steadily in the second quarter of 2006, with the total number of customers reaching 636 thousand. In the second quarter of 2006, PT launched a new aggressive 512 kbps offer with the objective of penetrating new market segments and providing the possibility of upselling prepaid customers to always-on products. This service had a strong initial take-up, having reached over 20 thousand

Portugal Telecom | First Half _ 2006	28 / 45

customers at the end of June 2006. Currently, around two-thirds of ADSL customers have speeds of 2Mbps or higher. At the lower segment of the market, the prepaid product without obligatory recharges (Sapo Free) is having a strong take-up by tapping the still existing dial-up market.

The growth in pricing plans remained strong, with the number of pricing plans increasing by 120 thousand in the second quarter of 2006 to 2,283 thousand. In the fourth quarter of 2005, PT introduced new flat rate pricing plans for various time slots during the day, including a monthly flat rate for on-net fixed-to-fixed calls. In the second quarter of 2006, PT launched a new pricing plan for fixed-to-mobile calls, which allows customers to make calls to a selected mobile network at Euro 0.15 per minute, while paying a higher price to the other two networks. Currently, over one-third of the residential retail customer base has a flat rate pricing plan, with an average of 2.4 pricing plan per customer.

Total ARPU (voice and data) decreased by 2.4% y.o.y in the second quarter of 2006 to Euro 29.9. Subscription and voice ARPU (PSTN/ISDN less dial-up Internet) decreased by 6.9% y.o.y to Euro 24.8, as a result of declining traffic revenues, and data ARPU (ADSL plus dial-up Internet) increased by 27.7% y.o.y, representing already 16.9% of total ARPU in the second quarter of 2006. ADSL ARPU was Euro 24.1 in the second quarter of 2006, which compares to Euro 27.9 in the same period of last year. The dilution in ADSL ARPU is explained by the increasing take-up of the prepaid product, which represented 24.0% of total ADSL customers at the end of the second quarter of 2006.

PT remains the leading operator in the corporate data and integrated solutions market in Portugal. In this business segment, Internet capacity sales increased by 157.4% y.o.y in the second quarter of 2006, in part as a result of the sale of very high-speed Internet accesses, such as the service Etherweb. Total data communication accesses decreased by 1.4% y.o.y in the second quarter of 2006.

Table 24 _ Wireline Traffic Breakdown					Million of minutes
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y

Total traffic	3,393	3,778	(10.2%)	6,884	7,587	(9.3%)
Retail	1,413	1,658	(14.8%)	2,872	3,335	(13.9%)
Fixed-to-fixed domestic	934	1,121	(16.6%)	1,934	2,270	(14.8%)
Fixed-to-mobile	184	219	(15.9%)	370	427	(13.4%)
International	101	102	(1.8%)	198	197	0.6%
Other	194	216	(10.3%)	370	441	(16.0%)
Wholesale	1,980	2,120	(6.6%)	4,012	4,252	(5.6%)
Internet	248	481	(48.5%)	559	1,043	(46.4%)

Total originat. traffic in the fixed network	2,211	2,699	(18.1%)	4,550	5,479	(17.0%)
Originated MOU (minutes / month)	203	231	(12.0%)	207	233	(11.5%)
Retail MOU (minutes / month)	160	166	(3.8%)	159	165	(3.3%)
F2F domestic MOU (minutes / month)	86	96	(10.6%)	88	97	(9.3%)

Total traffic fell by 10.2% y.o.y in the second quarter of 2006, on the back of the decline of 14.8% in retail traffic and of 6.6% in wholesale traffic. Fixed-to-fixed domestic traffic and fixed-to-mobile traffic fell by 16.6% and 15.9% y.o.y respectively in the second quarter of 2006. Retail MOU, which excludes carrier pre-selection lines, fell by 3.8% y.o.y in the second quarter of 2006 to 160 minutes. The reduction in wholesale traffic resulted mainly from the 48.5% decrease in dial-up Internet traffic, as a result of the continued migration to broadband.

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09
Domestic Mobile • TMN

Table 25 _ Domestic Mobile Income Statement (1)					Euro million
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y

Operating revenues	363.5	373.8	(2.8%)	719.9	748.1	(3.8%)
Services rendered	336.0	345.5	(2.7%)	661.7	689.4	(4.0%)
Billing	274.2	276.1	(0.7%)	537.7	539.8	(0.4%)
Interconnection	61.8	69.4	(10.9%)	124.0	149.6	(17.1%)
Sales	25.0	27.4	(8.9%)	53.9	56.3	(4.3%)
Other operating revenues	2.5	1.0	152.9%	4.4	2.4	79.8%

Operating costs, excluding D&A	200.3	208.5	(3.9%)	401.2	413.9	(3.1%)
Wages and salaries	14.9	14.1	5.6%	29.2	28.5	2.5%
Direct costs	73.3	75.8	(3.3%)	144.9	155.3	(6.6%)
Costs of telecommunications	64.7	68.8	(6.0%)	128.4	141.8	(9.5%)
Other	8.6	7.0	23.0%	16.5	13.5	22.9%
Costs of products sold	36.1	41.4	(12.8%)	72.7	77.6	(6.3%)
Marketing and publicity	6.5	7.7	(16.3%)	11.6	16.2	(28.6%)
Supplies and external expenses	53.1	47.5	11.7%	105.7	94.5	11.9%
Provisions	0.3	4.1	(92.2%)	3.3	8.9	(63.1%)
Other operating costs	16.2	17.8	(9.1%)	33.8	33.0	2.4%

EBITDA	163.1	165.4	(1.4%)	318.8	334.2	(4.6%)
Depreciation and amortisation	52.4	50.8	3.3%	108.2	101.5	6.6%
Income from operations	110.7	114.6	(3.4%)	210.5	232.7	(9.5%)

EBITDA margin	44.9%	44.2%	0.6pp	44.3%	44.7%	(0.4pp)
Capex	29.0	28.9	0.4%	51.5	47.7	7.9%
Capex as % of revenues	8.0%	7.7%	0.3pp	7.2%	6.4%	0.8pp
EBITDA minus Capex	134.1	136.5	(1.7%)	267.3	286.5	(6.7%)

(1) Includes intragroup transactions.

Operating revenues decreased by 2.8% y.o.y in the second quarter of 2006 to Euro 363 million, primarily as a result of the impact on service revenues of lower interconnection rates. Billing revenues decreased by 0.7% y.o.y to Euro 274 million in the second quarter of 2006, with the growth in customers being offset by the lower average revenue per minute. The sharp decline in interconnection revenues is primarily related to the reduction in fixed-to-mobile and mobile-to-mobile interconnection rates over the past quarters. The fixed-to-mobile and mobile-to-mobile interconnection rate cuts in the beginning of April 2006 to Euro 0.12 per minute, led to an average decline of 14.3% in interconnection rates in the second quarter of 2006. As a result, interconnection revenues fell by 10.9% y.o.y, causing service revenues to decrease by 2.7% y.o.y in the second quarter of 2006 to Euro 336 million. The 8.9% y.o.y decrease in sales in the second quarter of 2006 is explained by the reduction in equipment prices over the past quarters, which offset the higher number of handsets sold in the period. Excluding the impact of lower interconnection rates of Euro 9 million, operating revenues would have remained flat in the second quarter of 2006 when compared to the previous year.

EBITDA amounted to Euro 163 million in the second quarter of 2006, which represented a decrease of 1.4% y.o.y, and an improvement on the performance of the first quarter of 2006. The reduction in EBITDA in the second quarter of 2006 is primarily explained by the strong reduction in interconnection rates (negative impact of Euro 5 million in the second quarter of 2006). EBITDA margin improved by 0.6pp y.o.y to 44.9% in the second quarter of 2006. Excluding the impact of lower interconnection rates, EBITDA would have increased by 1.5% y.o.y in the second quarter of 2006.

Capex remained flat at Euro 29 million in the second quarter of 2006, equivalent to 8.0% of operating revenues. Capex was primarily directed towards network capacity and coverage, including the rollout of 3G/3.5G (80% of network capex), and improvements in quality of service and

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customer care. At the end of the second quarter of 2006, TMN’s 3G network had a coverage of approximately 75% of the population. EBITDA minus Capex amounted to Euro 134 million in the second quarter of 2006, equivalent to 36.9% of operating revenues.

Table 26 _ Domestic Mobile Operating Data
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y

Customers ('000)	5,362	5,108	5.0%	5,362	5,108	5.0%
Net additions ('000)	44	21	108.1%	50	54	(8.3%)
MOU (minutes)	120	122	(1.4%)	119	119	(0.7%)
ARPU (Euro)	20.9	22.7	(7.8%)	20.7	22.7	(8.8%)
Customer bill	17.1	18.1	(5.9%)	16.8	17.8	(5.3%)
Interconnection	3.9	4.6	(15.5%)	3.9	4.9	(21.2%)
ARPM (Euro cents)	17.4	18.6	(6.5%)	17.5	19.0	(8.1%)
Data as % of service revenues (%)	12.3	10.8	1.5pp	12.6	11.0	1.6pp
SARC (Euro)	63.7	69.8	(8.7%)	57.4	66.2	(13.3%)
CCPU (1) (Euro)	11.0	11.3	(3.1%)	10.8	11.3	(4.9%)
ARPU minus CCPU (Euro)	10.0	11.4	(12.5%)	9.9	11.4	(12.6%)

(1) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

TMN continued to strengthen its leading position in the Portuguese mobile market. During the quarter, TMN further consolidated the repositioning of its brand, bringing it closer to its customers and making important inroads in the youth segment. The sponsorship of the Portuguese national football team in the World Cup and of a well-known rock festival during the summer bolstered the TMN brand in the market. The recent launch of HSDPA, offering broadband Internet access with speeds of up to 1.8Mbps, also contributed to reinforce TMN’s position as the leading player in the market and an innovator, namely in wireless broadband, MMS and mobile TV.

Net additions totalled 44 thousand in the second quarter of 2006, which compares with 21 thousand in the same period of last year. The strong performance in the corporate segment underpinned postpaid customer net additions in the second quarter of 2006, which reached 31 thousand, representing more than 70% of total net additions in the period. At the end of June 2006, TMN had 5,362 thousand customers, an increase of 5.0% over the same period of last year. As a result of the continued focus on postpaid migration, the weight of prepaid was reduced to 81% at the end of June 2006. The rollout of 3G progressed steadily, with total 3G-enabled customers reaching 518 thousand at the end of June 2006, equivalent to 10% of total customers.

ARPU fell by 7.8% y.o.y in the second quarter of 2006 to Euro 20.9, primarily as a result of the reduction in interconnection ARPU of 15.5% y.o.y. Customer ARPU decreased by 5.9% y.o.y, on the back of continued competition, including the low cost brands present in the market that were launched in the second half of 2005. MOU decreased by 1.4% y.o.y to 120 minutes in the second quarter of 2006, primarily as a result of lower fixed-mobile traffic and aggressive SMS promotions over the past months focusing on the youth segment.

Data services continued to underpin ARPU performance, with data revenues already accounting for 12.3% of service revenues in the second quarter of 2006, up from 10.8% in the same period of last year. The increase in data service revenues is primarily related to the strong growth of non-SMS data revenues, which increased by 24.6% y.o.y and accounted for 22.5% of total data revenues in the second quarter of 2006.

The number of SMS messages in the second quarter of 2006 reached 1,022 million, corresponding to approximately 140 messages per month per active SMS user, reflecting the successful launch of a tariff plan that offers 250 SMS messages per day. The number of active SMS users

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reached 43% of total customers at the end of the period. MMS also posted a strong performance in the second quarter of 2006, with the total number of MMS increasing by 40.6% y.o.y.

TMN launched a mobile TV service in the second quarter, in partnership with PT Multimedia, which offers now 21 channels, including news, music and sports. Recently, TMN enhanced its mobile TV offer by introducing three football channels as well. TMN also introduced, for the first time in Portugal, a mobile ticketing service, in partnership with Lusomundo, allowing customers to receive movie tickets by SMS in their mobile phones.

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Brazilian Mobile • Vivo

Table 27 _ Brazilian Mobile Income Statement (1)					R$ million
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y

Operating revenues	2,699.9	3,161.9	(14.6%)	5,462.3	5,941.5	(8.1%)
Services rendered	2,248.4	2,694.1	(16.5%)	4,605.7	5,173.3	(11.0%)
Sales	404.3	391.7	3.2%	732.0	616.0	18.8%
Other operating revenues	47.2	76.0	(37.8%)	124.6	152.2	(18.1%)

Operating costs, excluding D&A	2,373.4	2,559.4	(7.3%)	4,398.1	4,344.1	1.2%
Wages and salaries	157.6	153.9	2.4%	315.6	308.6	2.3%
Direct costs (including costs of telecoms)	192.7	353.9	(45.5%)	426.3	638.8	(33.3%)
Costs of products sold	604.7	871.1	(30.6%)	1,080.6	1,310.1	(17.5%)
Marketing and publicity	102.6	118.9	(13.7%)	194.8	212.1	(8.2%)
Supplies and external expenses	679.3	624.1	8.8%	1,290.8	1,122.2	15.0%
Provisions	425.4	168.1	153.1%	661.5	278.6	137.5%
Other operating costs	211.1	269.5	(21.6%)	428.6	473.6	(9.5%)

EBITDA	326.5	602.4	(45.8%)	1,064.3	1,597.4	(33.4%)
Depreciation and amortisation	697.2	717.5	(2.8%)	1,374.9	1,323.9	3.8%
Income from operations	(370.7)	(115.0)	222.3%	(310.6)	273.5	n.m.

EBITDA margin	12.1%	19.1%	(7.0pp)	19.5%	26.9%	(7.4pp)
Capex	335.8	412.6	(18.6%)	617.1	947.8	(34.9%)
Capex as % of revenues	12.4%	13.0%	(0.6pp)	11.3%	16.0%	(4.7pp)
EBITDA minus Capex	(9.3)	189.9	n.m.	447.2	649.6	(31.2%)

(1) Information prepared in accordance with IFRS.

In the second quarter of 2006, Vivo’s operating revenues, stated in Brazilian Reais and in accordance with IFRS, decreased by 14.6% y.o.y to R$ 2,700 million, primarily as a result of the decrease in service revenues of 16.5% y.o.y in the period, against a backdrop of a challenging operating environment. The reduction in interconnection revenues is primarily explained by the fixed-to-mobile to mobile-to-mobile traffic migration, which resulted in lower incoming traffic revenues.

EBITDA decreased by 45.8% y.o.y to R$ 327 million in the second quarter of 2006, mainly as a result of: (1) the decrease in service revenues, and (2) the increase in provisions, related to bad debt, including R$ 162 million related to billing problems as a result of the systems migration to a unified platform. EBITDA margin fell by 7.0pp to 12.1% in the second quarter of 2006. Adjusting for the R$ 162 million impact in provisions, EBITDA margin would have stood at 18.1% in the second quarter of 2006.

Capex decreased by 18.6% y.o.y in the second quarter of 2006 to R$ 336 million, equivalent to 12.4% of revenues, mainly as a result of the reduction in network-related capex. Capex in the second quarter of 2006 was directed towards: (1) network coverage and quality, and (2) the consolidation and rationalisation of billing, CRM and ERP information systems. In the second quarter of 2006, EBITDA minus Capex amounted to negative R$ 9 million, due to the reduction in EBITDA described above.

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Table 28 _ Brazilian Mobile Operating Data (1)
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y

Customers ('000)	28,525	28,446	0.3%	28,525	28,446	0.3%
Market share in areas of operation (%)	40.6	47.6	(7.0pp)	40.6	47.6	(7.0pp)
Net additions ('000)	(1,613)	1,487	n.m.	(1,280)	1,903	n.m.
MOU (minutes)	66	79	(16.4%)	67	80	(16.2%)
ARPU (R$)	24.1	28.6	(15.8%)	24.7	28.7	(13.8%)
Data as % of service revenues (%)	7.7	6.1	1.6pp	7.4	5.8	1.6pp
SARC (R$)	140.6	184.5	(23.8%)	139.1	175.3	(20.7%)
CCPU (2) (R$)	16.3	19.6	(17.1%)	15.5	17.3	(10.5%)
ARPU minus CCPU (R$)	7.8	9.0	(13.0%)	9.3	11.4	(18.9%)

(1) Operating data calculated using Brazilian GAAP. (2) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

Total customers stood at 28,525 thousand at the end of June 2006, with prepaid accounting for 81.5% of the total customer base. Customer net disconnections in the second quarter of 2006 totalled 1,613 thousand customers, as a result of a database adjustment of 1,823 thousand inactive customers, due to the systems migration to a unified platform. Notwithstanding the negative evolution in net additions, Vivo maintained its leadership position in the Brazilian mobile market with an overall market share at the end of June 2006 of 40.6% in its areas of operation and 31.1% in the whole of Brazil.

The competitive environment remained intense in the second quarter of 2006, particularly in the mid-to-high segment, where some operators decreased substantially the entry level barriers. Notwithstanding, Vivo’s unit SARC fell by 23.8% y.o.y to R$ 141 in the second quarter of 2006, with the lower level of subsidisation and marketing costs, more than compensating for the higher unitary commissions.

Data as a percentage of total service revenues stood at 7.7% in the second quarter of 2006, compared to 6.1% in the same period of last year. Approximately 35% of data revenues was derived from non-SMS data, such as downloads, Internet access and others.

Vivo’s blended MOU decreased by 16.4% y.o.y to 66 minutes, mainly due to the negative evolution of prepaid MOU. The reduction in incoming traffic impacted the prepaid segment due to tariff rebalancing and the increase in fixed-to-mobile termination prices (V-UM).

Vivo’s blended ARPU was R$ 24.1 in the second quarter of 2006, a decrease of 15.8% over the same period of last year, primarily as a result of the decrease in incoming traffic, the fixed-to-mobile to mobile-to-mobile traffic migration and the traffic promotions.

The investment in a GSM/EDGE network overlay, announced last July, should enhance Vivo’s competitive position in the market by: (1) reducing handset subsidies, through strong savings in handset procurement; (2) providing a broader handset portfolio across the various segments; (3) achieving nationwide coverage, through existing roaming agreements; (4) providing a smoother and cheaper evolution to W-CDMA over time, and (5) allowing for the launch of new and innovative services, such as BlackBerry. The GSM/EDGE network overlay may require a capex of approximately R$ 1,080 million.

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Multimedia • PT Multimedia

Table 29 _ Multimedia Income Statement (1)					Euro million
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y

Operating revenues	164.0	157.7	4.0%	324.7	310.3	4.6%
Pay-TV and cable Internet	146.2	141.8	3.1%	290.6	275.6	5.4%
Audiovisuals	7.2	7.8	(8.2%)	14.7	16.7	(12.5%)
Cinema	10.7	7.6	39.8%	19.4	17.3	12.0%
Other	(0.1)	0.4	n.m.	0.1	0.7	(82.8%)

Operating costs, excluding D&A	108.0	106.4	1.6%	218.5	214.2	2.0%
Wages and salaries	9.7	11.0	(12.3%)	21.5	22.0	(2.5%)
Direct costs	50.8	48.6	4.6%	100.8	98.9	2.0%
Programming costs	38.3	34.3	11.8%	74.7	68.7	8.7%
Other	12.5	14.3	(12.8%)	26.1	30.2	(13.4%)
Costs of products sold	1.7	3.9	(56.3%)	4.6	8.1	(43.0%)
Marketing and publicity	4.1	5.2	(21.4%)	8.0	9.1	(11.7%)
Supplies and external expenses	31.5	32.8	(4.0%)	64.0	61.4	4.2%
Provisions	4.4	0.7	n.m.	8.0	3.9	106.8%
Other operating costs	5.9	4.1	42.5%	11.5	10.8	6.9%

EBITDA	55.9	51.3	8.9%	106.2	96.1	10.5%
Depreciation and amortisation	26.8	14.8	81.5%	50.9	28.5	78.2%
Income from operations	29.1	36.6	(20.4%)	55.3	67.6	(18.1%)

EBITDA margin	34.1%	32.6%	1.6pp	32.7%	31.0%	1.7pp
Capex	41.6	39.6	4.9%	75.3	55.6	35.5%
Capex as % of revenues	25.4%	25.1%	0.2pp	23.2%	17.9%	5.3pp
EBITDA minus Capex	14.3	11.7	22.4%	30.9	40.5	(23.7%)

(1) Includes intragroup transactions.

PTM’s operating revenues increased by 4.0% y.o.y in the second quarter of 2006 to Euro 164 million, underpinned by the increase in both Pay-TV and cable Internet revenues and in cinema exhibition revenues.

PTM’s EBITDA increased by 8.9% y.o.y in the second quarter of 2006 to Euro 56 million, with EBITDA margin improving by 1.6pp y.o.y to 34.1% . The increase in EBITDA resulted from the growth in Pay-TV ARPU in the period, in part explained by the growing penetration of the digital service “TV Cabo Funtastic Life” and the increase in Sport TV (sports premium channel) subscriptions. This performance was achieved against a backdrop of continued investment in the improvement of PTM’s quality of service and customer care, as well as the enhancement of the Pay-TV offer.

PTM’s capex increased by 4.9% y.o.y to Euro 42 million in the second quarter of 2006, equivalent to 25.4% of operating revenues, primarily as a result of: (1) additional transponder capacity; (2) the increase in homes passed and the restructuring of the architecture of the access network to provide fibre to the hub in order to allow for greater bandwidth, and (3) the increase in terminal equipment as part of with the digitalisation programme. EBITDA minus Capex increased by 22.4% y.o.y to Euro 14 million in the second quarter of 2006, as a result of the increase in EBITDA.

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Table 30 _ Pay-TV and Cable Internet Operating Data
	2Q06	2Q05	y.o.y	1H06	1H05	y.o.y

Homes passed ('000)	2,782	2,606	6.7%	2,782	2,606	6.7%
Pay-TV customers (1) (2) ('000)	1,444	1,465	(1.5%)	1,444	1,465	(1.5%)
Cable	1,072	1,076	(0.4%)	1,072	1,076	(0.4%)
DTH	371	389	(4.5%)	371	389	(4.5%)
Pay-TV net additions ('000)	(28)	9	n.m.	(35)	16	n.m.
Penetration rate of cable (%)	38.6	41.3	(2.7pp)	38.6	41.3	(2.7pp)
Premium subscriptions (2) ('000)	735	786	(6.4%)	735	786	(6.4%)
Pay to basic ratio (%)	51.0	53.6	(2.7pp)	51.0	53.6	(2.7pp)
Cable broadband accesses ('000)	344	333	3.4%	344	333	3.4%
Cable broadband net additions ('000)	(8)	13	n.m.	(4)	27	n.m.
Blended ARPU (Euro)	29.2	28.1	4.1%	28.9	27.6	4.6%

(1) These figures are related to the total number of Pay-TV basic service customers. PTM's Pay-TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels. (2) These figures include products in temporary promotions, such as the "Try and Buy" promotion.

Homes passed totalled 2,782 thousand at the end of June 2006, of which 96.3% were bi-directional and therefore broadband enabled. Pay-TV customers totalled 1,444 thousand at the end of June 2006 (1,072 thousand cable and 371 thousand DTH subscribers), with net disconnections of 28 thousand customers in the second quarter of 2006. The principal reason for this higher level of churn is the challenging economic conditions and outlook of the economy, which has reduced demand for paid TV services.

Broadband customers (Netcabo) increased by 3.4% y.o.y in the second quarter of 2006 to 344 thousand. The penetration of the Internet service among cable TV subscribers was 32.1% at the end of June 2006, which compares with 30.9% in the same period of last year.

In the second quarter of 2006, the Pay-TV business completed the digitalisation programme, with total number of digital set top boxes reaching 585 thousand at the end of June 2006. The take-up of the 65 channels digital TV offering (“TV Cabo Funtastic Life”), which was launched in May 2005, has been strong, with total customers reaching 196 thousand at the end of June 2006.

The number of premium subscriptions decreased by 6.4% y.o.y to 735 thousand at the end of June 2006, equivalent to a pay to basic ratio of 51.0% . The decrease in premium subscriptions, particularly in terms of movies and children contents, reflected primarily weaker macroeconomic conditions. Sport TV continued to be the main premium content sold and benefited from the extensive coverage of the FIFA World Cup in the second quarter of 2006. Sport TV net additions in the period reached 13 thousand, bringing the total number of customers to 429 thousand at the end of June 2006.

Blended ARPU of the Pay-TV and cable Internet business increased by 4.1% y.o.y to Euro 29.2 in the second quarter of 2006, reflecting the strong take-up of the digital service “TV Cabo Funtastic Life” and the increase in Sport TV subscriptions due to the 2006 FIFA World Cup.

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Other International Investments

Table 31 _ Financial Highlights of Main Assets in Africa, Brazil and Asia (1H06) (1) (2) (3)									million
	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro

Médi Télécom	32.18%	4,180.4	2,228.6	8.2%	960.8	22.4%	43.1%	202.8	87.4
Unitel	25.00%	1547.2	288.9	52.9%	198.2	48.4%	68.6%	235.1	161.3
CTM	28.00%	438.5	995.9	9.1%	393.6	0.9%	39.5%	101.4	40.1
UOL	29.00%	-	237.2	9.1%	62.6	7.4%	26.4%	88.1	23.2
CVT	40.00%	160.3	3,344.4	18.1%	2,094.8	23.9%	62.6%	30.3	19.0
Timor Telecom	41.12%	39.6	10.4	25.9%	4.7	49.8%	45.5%	8.4	3.8
CST	51.00%	22.3	63,407.1	25.1%	21,413.5	32.9%	33.8%	4.2	1.4

(1) All information in local GAAP. (2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT and Timor Telecom. (3) Refer to section 14 for consolidation method of each company.

In the first half of 2006, all PT’s other international assets posted a solid performance, both at the revenue and EBITDA level.

In the first half of 2006, Médi Télécom revenues increased by 8.2% y.o.y to MAD 2,229 million, while EBITDA increased by 22.4% y.o.y to MAD 961 million. The total customer base increased by 21.2% y.o.y to 4,180 thousand, which represents a market share of approximately 33%, with net additions in the first half of 2006 totalling 146 thousand. MOU decreased by 13.1% y.o.y in the first half of 2006, reaching 52 minutes. ARPU totalled MAD 89.0 in the first half of 2006, a decrease of 16.4% over the same period of last year, mainly due to an aggressive pricing policy and lower interconnect rates. The refinancing of the Médi Télécom debt has recently been completed. Currently, more than 66% of the debt is denominated in MAD, which mitigates the impact of any potential devaluation of the currency. Médi Télécom won in July a UMTS licence in Morroco. This licence follows a 2G licence awarded in 1999 and a fixed telephony licence awarded in 2005. The cost of the licence totalled MAD 360 million (Euro 33 million).

Unitel’s revenues and EBITDA grew by 52.9% and 48.4% y.o.y respectively in the first half of 2006, underpinned by a strong customer growth in the market. We estimate that mobile penetration in Angola is now over 20%. Net additions totalled 350 thousand in the first half of 2006, with the total customer base reaching 1,547 thousand at the end of June 2006, an increase of 94.8% over the same period of last year. Unitel’s MOU decreased by 28.1% y.o.y in the first half of 2006 to 134 minutes, due to the increase in the customer base and the impact on usage of the FIFA World Cup. ARPU totalled USD 34.5 in the first half of 2006, a decrease of 26.9%, primarily as a result of the strong growth in the customer base in the period. Unitel is investing in upgrading its network to allow for coverage of over 3 million customers.

CTM’s revenues increased by 9.1% y.o.y to MOP 996 million in the first half of 2006, as a result of the increase in the number of mobile and broadband customers. EBITDA improved by 0.9% y.o.y to MOP 394 million in the first half of 2006. In the mobile division, customers increased by 16.2% y.o.y to 263 thousand in the first half of 2006. CTM’s Mobile ARPU grew by 10.2% y.o.y to MOP 244.3 in the first half of 2006, notwithstanding increased competition.

UOL’s revenues increased by 9.1% y.o.y to R$ 237 million in the first half of 2006, as a result of the growth in the customer base and in advertising revenues. EBITDA increased by 7.4% y.o.y to R$ 63 million, corresponding to an EBITDA margin of approximately 26.4%, underpinned by the strong growth in brand advertising and sponsored link clients coupled with a strict cost control. UOL’s subscriber base totalled 1,492 thousand at the end of June 2006, including 697 thousand broadband customers, which represented an increase of 37% over the same period of last year. In June 2006, page views and unique visitors increased by 52% and 21% y.o.y respectively.

In Cabo Verde, CVT’s revenues and EBITDA increased by 18.1% and 23.9% y.o.y respectively in the first half of 2006. In the wireline division, main lines increased 1.8% y.o.y in the first half of 2006 to 73 thousand. In the mobile division, customers increased by 22.5% y.o.y to 87

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thousand, with net additions of 6 thousand. MOU reached 79 minutes, a decrease of 1.1% y.o.y in the first half of 2006. Mobile ARPU in the first half of 2006 was CVE 2,548, an increase of 11.3% y.o.y, notwithstanding the growth in the customer base.

In East Timor, Timor Telecom’s revenues and EBITDA increased by 25.9% and 49.8% y.o.y respectively, mainly as a result of the increase in the number of mobile customers. In the mobile division, Timor Telecom added 4 thousand customers to 37 thousand at the end of June 2006. MOU increased by 1.9% y.o.y, reaching 101 minutes. Mobile ARPU was USD 35.0 in the first half of 2006, a decrease of 4.7% y.o.y over the same period of last year.

In São Tomé e Príncipe, CST’s revenues increased by 25.1% y.o.y to STD 63,407 million in the first half of 2006, with EBITDA growing by 32.9% y.o.y to STD 21,413 million. In the mobile division, CST added 3 thousand customers in the first half of 2006, bringing the total number of customers to 15 thousand at the end of June 2006. MOU decreased by 5.4% y.o.y in the first half of 2006, reaching 81 minutes, as a result of the growth in the subscriber base. ARPU was STD 382.7 thousand in the first half of 2006, an increase of 2.9% over the same period of last year.

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Second Quarter Key Events and Recent Developments

Shareholder Remuneration

  On 21 April 2006, PT’s shareholders approved at the AGM the payment of a cash dividend of Euro 0.475 per share for the fiscal year 2005, representing an increase of 35.7% over the previous year. The dividend was paid on 19 May 2006.

  On 3 August 2006, PT’s Board of Directors announced its intention to increase the shareholder remuneration package announced on 6 March 2006 for the 2006-2008 period from Euro 3.0 billion to Euro 3.5 billion (including the dividend already paid in May 2006 of Euro 536 million). The shareholder remuneration package should consist of an extraordinary cash return of Euro 1.9 billion, or Euro 1.75 per share, within the next 12 months, and a commitment to continue to implement a progressive dividend policy, in addition to the distribution of PTM shares (see PT Multimedia spin-off below). The implementation of this proposal is subject to shareholder approval at an Extraordinary General Meeting to be called for that purpose and will be executed only if the Sonaecom tender offer lapses or ceases.

PT Multimedia Spin-off

  On 3 August 2006, PT’s Board of Directors announced its intention to spin off PT’s 58.43% interest in PTM. In this transaction, PT shareholders are expected to receive 4 PTM shares for each 25 PT shares owned, which at PTM’s closing price on 2 August 2006 would be equivalent to Euro 1.47 per PT share. The implementation of this proposal is subject to shareholder approval at an Extraordinary General Meeting to be called for that purpose and will be executed only if the Sonaecom tender offer lapses or ceases.

Post Retirement Benefits

  On 8 May 2006, PT’s Executive Committee implemented a decision approved in January 2006 to contribute an additional Euro 300 million to a fund to cover healthcare post retirement obligations.

  On 3 August 2006, PT’s Board of Directors announced that it intends to reduce the expected funding period of its post retirement benefits deficit from 14 years to 6 years through extraordinary contributions totalling Euro 1.0 billion over the 2006-2008 period, upon achieving an improved labour relations framework.

  As a result of the increase in the blended discount rate used for calculating the projected benefit obligations with post retirement benefits, from 4.3% to 4.86%, PT recorded an actuarial gain of Euro 312 million in the first half of 2006. The gross unfunded post retirement benefit obligations amounted to Euro 1,990 million at the end of June 2006.

Share Capital

  On 21 April 2006, PT’s shareholders approved at the AGM a share capital increase in the amount of Euro 338,656,950, to be carried out by means of the incorporation of: (1) share issuance premiums in the amount of Euro 91,704,891; (2) legal reserves in the amount of Euro 121,523,559, and (3) special reserve relating to the cancellation of treasury shares in the amount of Euro 125,428,500. At the same meeting, the shareholders approved a share capital reduction to the amount of Euro 395,099,775, to be carried out through a reduction in the par value of PT shares, whereby each share will have a par value of Euro 0.35.

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  On 11 May 2006, PT executed the public deed for the approved share capital increase of Euro 338,656,950 to Euro 1,467,513,450, through the increase in the par value of PT shares from Euro 1 to Euro 1.30.

  On 11 September 2006, PT executed the public deed for the approved share capital reduction of Euro 1,072,413,675 to Euro 395,099,775, through the reduction in the par value of PT shares from Euro 1.30 to Euro 0.35. Following the completion of the share capital reduction, adjusted distributable reserves as at 30 June 2006 amounted to Euro 1,425 million, including the impact of the share buyback already executed up to 6 February 2006 (Euro 164 million).

Vivo’s GSM network

  On 20 July 2006, the Board of Directors of Vivo approved the investment in a GSM/EDGE network overlay convertible into W-CDMA, to be added to the current CDMA network. The investment in a GSM/EDGE network overlay, should enhance Vivo’s competitive position in the market by: (1) reducing handset subsidies, through strong savings in handset procurement; (2) providing a broader handset portfolio across the various segments; (3) achieving nationwide coverage, through existing roaming agreements; (4) providing a smoother and cheaper evolution to W-CDMA over time, and (5) allowing for the launch of new and innovative services, such as BlackBerry. The GSM/EDGE network overlay may require a capex of approximately R$ 1,080 million.

PT Multimedia Equity Swaps

  On 14 July 2006, PT transferred two equity swaps over 30,575,090 PT Multimedia shares, equivalent to 9.9% of PTM’s share capital, from Banco Santander Totta, SA to Barclays Bank PLC, under the same terms and conditions.

Debt

  On 3 August 2006, Moody’s and Standard & Poor’s changed their ratings for PT from Baa1 and BBB+ to Baa2 and BBB- respectively.

  On 4 August 2006, Fitch Ratings changed its ratings for PT from BBB+ to BBB.

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Board of Directors

  On 21 April 2006, PT’s shareholders approved at the AGM the election of the Board of Directors for the 2006–2008 term of office.

  On 24 April 2006, PT’s Board of Directors determined the composition of the Executive Committee, as follows:

- Henrique Granadeiro – Chairman and CEO
- Zeinal Bava – Vice-President
- Rodrigo Costa – Vice-President
- Luís Pacheco de Melo – CFO
- João Baptista
- António Caria
- Rui Soares

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Major Holdings

Table 32 _ Major Holdings
Company	Country	Business	Equity participation	Consolidation method

Domestic
Wireline	Portugal	Wireline	100.00%	Full consolidation
TMN	Portugal	Mobile	100.00%	Full consolidation
Vivo Participações (1)	Brazil	Mobile	31.38%	Proportional consolidation
PT Multimedia (2)	Portugal	Multimedia	58.43%	Full consolidation
International
CST	São Tomé e Príncipe	Integrated	51.00%	Full consolidation
CTM	Macau	Integrated	28.00%	Equity method
CVT (3)	Cabo Verde	Integrated	40.00%	Full consolidation
Médi Télécom	Morocco	Mobile	32.18%	Equity method
Timor Telecom (3)	East Timor	Integrated	41.12%	Full consolidation
Unitel	Angola	Mobile	25.00%	Equity method
UOL	Brazil	ISP	29.00%	Equity method

(1) PT owns 50% of Brasilcel, which in turn has a 62.77% stake in Vivo Participações. (2) As at 30 June 2006, PT had access to an additional 9.9% of PTM's share capital through an equity swap contract. (3) These subsidiaries are fully consolidated based on the operational and financial control by PT.

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Basis of Presentation

Portugal Telecom has adopted International Financial Reporting Standards (“IFRS”) as from 1 January 2005, and the financial information for all quarters in 2005 was presented under IFRS. However, the results reported in the first half of 2005 were restated in subsequent quarters to reflect the following:

  In November 2005, the EU approved an amendment to IAS 19 relating to the recognition of actuarial gains and losses directly under the Statement of Recognised Income and Expenses. Portugal Telecom elected to use this methodology at the end of 2005, and has restated the results of the previous quarters of 2005 to reflect the impact of this revised policy as from 1 January 2005.

  In the second quarter of 2005, PT Multimedia recorded certain adjustments to operating revenues and certain operating costs of its Pay-TV and broadband Internet subsidiary related to the first quarter of 2005 that had an impact on operating revenues and EBITDA of Euro 4.0 million and Euro 3.8 million, respectively. As a result, the information presented in this earnings release regarding the first quarter of 2005 was adjusted to reflect the above-mentioned adjustments.

  In the fourth quarter 2005, PT Multimedia changed the consolidation method for Sport TV, a company 50% owned by PT Conteúdos, a full owned subsidiary of PT Multimedia, from equity accounting to proportional consolidation to reflect the joint venture contract with the other shareholder of Sport TV. The previous quarters of 2005 have also been adjusted to reflect the proportional consolidation of Sport TV as from 1 January 2005.
  Following the disposal of PrimeSys in November 2005 and Lusomundo Media in August 2005, the results of these subsidiaries were included in the caption “Discontinued Operations”.

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Additional Information

This information is also available on PT’s
IR website http://ir.telecom.pt

Conference Call details

Date: 14 September 2006
Time: 16:00 (Portugal/UK), 17:00 (CET), 11:00
(US/NY)
Telephones numbers
Outside US: +1 201 689 8261
US and Canada: 877 869 3847

If you are unable to attend the conference call
a replay will be available for one week through
the following numbers:
Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 213532)
US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 213532)

Contacts

Zeinal Bava
Executive Board Member
zeinal.bava@telecom.pt

Luís Pacheco de Melo
Chief Financial Officer
luis.p.melo@telecom.pt

Francisco Nunes
Chief Accounting Officer
francisco.nunes@telecom.pt

Nuno Prego
Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Avenida Fontes Pereira de Melo, 40
1069-300 Lisboa, Portugal
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom | First Half _ 2006	44 / 45

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the “Company”). Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.